



20170142

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 10, 2017

Jennifer L. Kraft
United Continental Holdings, Inc.
jennifer.kraft@united.com

Re:     United Continental Holdings, Inc.
        Incoming letter dated January 13, 2017

Dear Ms. Kraft:

        This is in response to your letter dated January 13, 2017 concerning the shareholder proposal submitted to United by John Chevedden.  We also have received letters from the proponent dated January 19, 2017 and January 31, 2017.  Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml.  For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

                                        Sincerely,

                                        Matt S. McNair
                                        Senior Special Counsel

Enclosure

cc:     John Chevedden
            ***FISMA & OMB Memorandum M-07-16***

February 10, 2017

**Response of the Office of Chief Counsel**
**Division of Corporation Finance**

Re:    United Continental Holdings, Inc.
         Incoming letter dated January 13, 2017

The proposal requests that the board amend the company's proxy access bylaw in the manner specified in the proposal.

There appears to be some basis for your view that United may exclude the proposal under rule 14a-8(i)(10). Based on the information you have presented, it appears that United's policies, practices and procedures compare favorably with the guidelines of the proposal and that United has, therefore, substantially implemented the proposal. Accordingly, we will not recommend enforcement action to the Commission if United omits the proposal from its proxy materials in reliance on rule 14a-8(i)(10).

Sincerely,

Evan S. Jacobson
Special Counsel

## DIVISION OF CORPORATION FINANCE
## INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the company in support of its intention to exclude the proposal from the company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes and rules administered by the Commission, including arguments as to whether or not activities proposed to be taken would violate the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversarial procedure.

It is important to note that the staff's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly, a discretionary determination not to recommend or take Commission enforcement action does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the company's management omit the proposal from the company's proxy materials.

January 31, 2017

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

**# 2 Rule 14a-8 Proposal**
**United Continental Holdings, Inc. (UAL)**
**Last Years Proxy Access**
**John Chevedden**

Ladies and Gentlemen:

This is in regard to the January 13, 2017 no-action request.

The second block of text on page 9 essentially says that if there is a "consensus among companies" on a limit of 20 participants – that is the last word on offering an ample opportunity for proxy access.

Plus the company failed to show any proponent stampede to switch to submitting rule 14a-8 proposals for only 20 participants.

How does the company factor in an 87% vote in favor of proxy access – with absolutely no limit on the number of participants – which happened this week?

Plus "burdensome" is arbitrarily determined without one company out of dozens specifying the steps that would be taken to vet as few as 21 participants under this proposal.
Plus no company has claimed it is impossible to outsource the vetting process.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2017 proxy.

Sincerely,

John Chevedden

cc: Jennifer Kraft   <jennifer.kraft@united.com>

January 19, 2017

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

**# 1 Rule 14a-8 Proposal**
**United Continental Holdings, Inc. (UAL)**
**Last Years Proxy Access**
**John Chevedden**

Ladies and Gentlemen:

This is in regard to the January 13, 2017 no-action request.

The company claims that its de minimis year-old proxy access entities it to respite.
The company failed to provide any data on the percent of its shares which have been owned
continuously for 3-years – which are the only shares that count for proxy access. The company
has the burden of proof.

There has been only one attempt to use proxy access and it got shot down at the starting gate.

This is to request that the Securities and Exchange Commission allow this resolution to stand and
be voted upon in the 2017 proxy.


Sincerely,

John Chevedden

cc: Jennifer Kraft  <jennifer.kraft@united.com>

**Proposal [4] - Shareholder Proxy Access Reform**

Shareholders request that our board of directors take the steps necessary to amend our company proxy access governing documents to raise the current limit to a new limit of 50 on the number of stockholders and beneficial owners whose ownership of shares can be aggregated for the purpose of meeting the Ownership Requirements and qualifying as an Eligible Stockholder to make proxy access director nominations

Even if the 20 largest public pension funds were able to aggregate their shares, they would not meet the 3% criteria for a continuous 3-years at most companies examined by the Council of Institutional Investors. Additionally many of the largest investors of major companies are routinely passive investors who would be unlikely to be part of the proxy access shareholder aggregation process.

It is unlikely that increasing the number of shareholders who can participate in the aggregation process would be difficult for management to process due to the rigorous rules our management adopted for a shareholder to qualify as one of the aggregation participants. Plus it is easy for our management to screen aggregating shareholders because management simply needs to find one item lacking from a list of typical proxy access requirements.

Please vote to enhance shareholder value:

**Shareholder Proxy Access Reform – Proposal [4]**
[The above line – *Is* for publication.]



January 13, 2017

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street N.E.
Washington, DC 20549

Re:    <u>United Continental Holdings, Inc. – Shareholder Proposal submitted by John Chevedden</u>

Ladies and Gentlemen:

This letter and the materials enclosed herewith are submitted by United Continental Holdings, Inc., a Delaware corporation ("United" or the "Company"), pursuant to Rule 14a-8(j) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), to notify the Securities and Exchange Commission (the "Commission") of United's intention to exclude from its proxy materials for its 2017 Annual Meeting of Shareholders (the "2017 Annual Meeting" and such materials, the "2017 Proxy Materials") a shareholder proposal (the "Proposal") submitted by John Chevedden (the "Proponent"). The Company intends to omit the Proposal from its 2017 Proxy Materials for the reasons stated below and respectfully requests confirmation that the Staff of the Division of Corporation Finance (the "Staff") will not recommend to the Commission that enforcement action be taken if United excludes the Proposal from its 2017 Proxy Materials for the reasons detailed below.

This letter, together with the Proposal and the related correspondence, are being submitted to the Staff via email in lieu of mailing paper copies. A copy of this letter and the attachments are being sent on this date to the Proponent advising him of United's intention to omit the Proposal from its 2017 Proxy Materials. We respectfully remind the Proponent that if he elects to submit additional correspondence to the Commission or the Staff with respect to the Proposal, a copy of that correspondence should be furnished concurrently to the undersigned pursuant to Rule 14a-8(k).

## THE PROPOSAL

On December 5, 2016, the Company received from the Proponent a letter submitting the Proposal for inclusion in the 2017 Proxy Materials, which was later revised by the Proponent as of December 29, 2016. The Proposal, as revised, reads as follows:

> Shareholders request that our board of directors take the steps necessary to amend our company proxy access governing documents to raise the current limit to a new limit of 50 on the number of stockholders and beneficial owners whose ownership of shares can be

aggregated for the purpose of meeting the Ownership Requirements and qualifying as an Eligible Stockholder to make proxy access director nominations

Even if the 20 largest public pension funds were able to aggregate their shares, they would not meet the 3% criteria for a continuous 3-years at most companies examined by the Council of Institutional Investors. Additionally many of the largest investors of major companies are routinely passive investors who would be unlikely to be part of the proxy access shareholder aggregation process.

It is unlikely that increasing the number of shareholders who can participate in the aggregation process would be difficult for management to process due to the rigorous rules our management adopted for a shareholder to qualify as one of the aggregation participants. Plus it is easy for our management to screen aggregating shareholders because management simply needs to find one item lacking from a list of typical proxy access requirements.

Copies of the Proposal, including its supporting statements, along with related correspondence with the Proponent are attached to this letter as Exhibit A.

## BASIS FOR EXCLUSION

### Rule 14a-8(i)(10) - The Proposal Has Been Substantially Implemented by the Company

### A.    Background

On February 18, 2016, the Company's board of directors (the "**Board**") amended and restated the Company's bylaws, including by adding a new Section 2.13, which permits a shareholder, or group of up to 20 shareholders, who have owned at least 3% or more of the Company's outstanding common stock for at least three years to include in the Company's proxy statement two director nominees or, if greater, nominees for 20% of the number of directors who are subject to election at the next annual meeting by the holders of common stock, in accordance with the amended and restated bylaws of the Company (the "**Bylaws**"), which were filed as an exhibit to the Company's quarterly report on Form 10-Q, filed with the Commission on April 21, 2016.  A copy of the Bylaws also is attached to this letter as Exhibit B.

Because the Bylaws already impose a reasonable and appropriate limit on the number of shareholders who may aggregate their holdings to reach the 3% minimum ownership requirement (an "aggregation limit"), and that limit achieves the essential objective of the Proposal, the Company believes that it may exclude the Proposal on the ground that it has been substantially implemented.

### B.    Rule 14a-8(i)(10)

Exchange Act Rule 14a-8(i)(10) provides that a company may exclude a proposal from its proxy materials if "the company has already substantially implemented the proposal."  With respect to the predecessor to Rule 14a-8(i)(10), the Commission stated in 1976 that the exclusion was designed to avoid the possibility of shareholders having to consider matters that have

3

already been favorably acted upon by the management team.[1] The Commission adopted the current version of this exclusion in 1983,[2] and since then, the Staff has regularly concurred that a proposal may be excluded when a company can demonstrate that it has already addressed the elements of the proposal.

A proposal need not be "fully effected" by the company in order to be excluded as substantially implemented. Similarly, a company need not have implemented each element in the precise manner suggested by the proponent.[3] The Commission recognized that the Staff's previously narrow interpretation of the predecessor rule "may not serve the interests of the issuer's security holders at large and may lead to an abuse of the security holder proposal process," because that interpretation enabled proponents to argue "successfully on numerous occasions that a proposal may not be excluded as moot in cases where the company has taken most but not all of the actions requested by the proposal."[4] Now the Staff takes the view that the company's actions must address the underlying concerns of the proposal or implement the essential objectives of the proposal, even if the manner in which the company implements the proposal does not necessarily correspond directly to the actions sought by the proponent and even if the actions do not go as far as the proposal contemplates.[5] The Staff has also explained that, "a determination that the company has substantially implemented the proposal depends upon whether particular policies, practices and procedures compare favorably with the guidelines of the proposal."[6] In other words, a company may address adequately the underlying concerns

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[1] Release No. 34-12598 (July 7, 1976).

[2] Release No. 34-20091 (Aug. 16, 1983) (indicating that the staff's "previous formalistic application of" the predecessor rule "defeated its purpose" because the interpretation allowed proponents to obtain a shareholder vote on an existing company policy by changing only a few words of the policy).

[3] *Id.*

[4] *Id.*

[5] *See, e.g., Dominion Resources, Inc.* (Feb. 9, 2016) (proposal requesting report on measuring, mitigating, disclosing and setting reduction targets for methane emissions was excludable where existing company disclosures compared favorably to the guidelines of the proposal, in spite of the proponent's allegation that the company's disclosures did not cover all facilities, address means of measuring methane reduction, or include specific reduction targets); *Walgreen Co.* (Sept. 26, 2013) (permitting exclusion of a proposal requesting elimination of supermajority voting requirements in the company's governing documents where the company had eliminated all but one of the supermajority voting requirements); *Pfizer Inc.* (Jan. 11, 2013) (proposal requesting report on measures to reduce the use of animal testing and plans to promote alternatives to animal use was excludable where existing company laboratory animal care guidelines and policy were available on its website); *MGM Resorts International* (Feb. 28, 2012) (proposal requesting report on company's sustainability policies and performance, including multiple, objective statistical indicators, was excludable since company published an annual sustainability report); *Duke Energy Corp.* (Feb. 21, 2012) (proposal requesting report on the company's actions to build shareholder value and reduce greenhouse gas and other emissions was excludable in light of the company's existing policies, practices and procedures and public disclosures); *ConAgra Foods, Inc.* (July 3, 2006) (proposal requesting sustainability report was excludable where the company already published a sustainability report as part of its corporate responsibilities report); *The Talbots Inc.* (Apr. 5, 2002) (proposal requesting code of conduct based on International Labor Organization human rights standard was excludable in light of the company's own business practice standards); and *Masco Corp.* (Mar. 29, 1999) (permitting exclusion of a proposal seeking adoption of a standard for independence of the company's outside directors where the company had adopted a standard that, unlike the one specified in the proposal, added the qualification that only material relationships with affiliates would affect a director's independence).

[6] *Texaco, Inc,* (Mar. 28, 1991) (proposal requesting the company to implement a specific set of environmental guidelines was excluded as substantially implemented because the company had established a compliance and disclosure program related to its environmental program, even though the company's guidelines did not satisfy the specific inspection, public disclosure or substantive commitments that the proposal sought).

and essential objectives of a shareholder proposal without implementing precisely the actions contemplated by the proposal.

Further, the staff has indicated in a number of no-action letters that a 20-person aggregation limit is consistent with the essential objective of proxy access. In *Huntington Ingalls Industries, Inc.* (Feb. 12, 2016), for example, the staff allowed exclusion of a proposal requesting a 3%/3 year/25% proxy access bylaw, with "an unrestricted" number of shareholders allowed to aggregate, where the company adopted instead a 3%/3 year/25% bylaw with a 20-person aggregation limit. In allowing exclusion, the staff noted that the company's bylaw achieved the "essential objective" of the proposal. Similarly, the staff has agreed in numerous instances that, where a shareholder proposal requests that the company adopt a proxy access bylaw allowing a holder of 3% of the outstanding common stock for three years to nominate up to 25% of the board, with no aggregation limit, the company will be deemed to have substantially implemented the proposal if it adopts a 3%/3 year proxy access bylaw limiting nominations to 20% of the board and imposing a 20-shareholder aggregation limit.[7]

The staff has taken a similar position where a company that has already adopted a proxy access bylaw receives a shareholder proposal to amend the bylaw in limited respects, including for the purpose of eliminating a 20-person aggregation limit.[8] In *Cisco Systems, Inc.*, the correspondence with the Staff reflects that the proponent argued extensively that an "essential element" of his proposal was that an unrestricted number of shareholders should be permitted to comprise a group for purposes of proxy access and that, therefore, his proposal could not be substantially implemented by Cisco Systems' proxy access bylaw amendments that capped the number of shareholders at 20. Nevertheless, the Staff concurred with Cisco Systems that it had, in fact, substantially implemented the proxy access proposal with a bylaw provision that capped the number of shareholders that can comprise a nominating group to 20.

## C.     The Company's Bylaws Substantially Implement the Proposal

In each of the foregoing no-action letters relating to proxy access, the company responded to the shareholder's proposal by amending its bylaws or other relevant documents in some respect. Where the proposal requested that the company adopt a proxy access bylaw, the company adopted a proxy access bylaw, but on terms that differed from the shareholder proposal. Where the proposal requested that the company amend an existing proxy access bylaw, the proposal requested amendment of multiple provisions, and the company implemented certain of the requested changes but not others. Rule 14a-8(i)(10) does not require, however, that a company change its existing policies or practices (or amend its bylaws) to establish that it has substantially implemented a proposal. Instead, as articulated in the letters cited above, the rule allows a company to exclude a proposal if the company has already taken action or adopted

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[7] *See, e.g., Baxter International Inc* (Feb. 12, 2016); *The Dun and Bradstreet Corp.* (Feb. 12, 2016); *Cardinal Health, Inc.* (Jul. 20, 2016); *Amazon.com Inc.* (Mar. 3, 2016); and *Time Warner Inc.* (Feb. 12, 2016).
[8] *See, e.g., Cisco Systems, Inc.* (Sep. 27, 2016) (concurring in the exclusion of a proposal where the proponent specifically identified that an essential element of the proposal was that there be no restriction on the number of shareholders who could form a group for proxy access purposes and where the company instead implemented a limit of 20); *NVR, Inc.* (Mar. 25, 2016); *WD-40 Company* (Sep. 27, 2016); *Oracle Corporation* (Aug. 11, 2016); *Oshkosh Corp.* (Nov. 4, 2016).

policies, practices or procedures to address the underlying concerns and essential objectives of the proposal.

In both *NVR, Inc.* and *Oshkosh Corp.*, for instance, the shareholder proposal sought to reduce a 5% minimum ownership requirement to 3%, a change considered material by investors and companies. Consequently, those letters do not support a conclusion that a company must amend its bylaws in some respect, however minor, in order to be deemed to have substantially implemented a proposal requesting a bylaw amendment. Instead, they stand for the proposition that requested amendments that are material should be addressed in some fashion to be deemed to have substantially implemented the proposal. But a proposed amendment will be deemed to have been substantially implemented if the requested change does not materially affect the underlying proxy access right and the company's existing bylaws already achieve the essential objective of the proposal. Here, the only requested amendment to the Bylaws is an increase in the Company's 20-shareholder aggregation limit. The difference between a 20-shareholder aggregation limit and a 40- or 50-shareholder limit is far less significant than the difference between a 5% minimum ownership requirement and a 3% minimum ownership requirement. Given the relative insignificance of the difference between the Company's current aggregation limit and the one proposed by the Proponent, the Company does not need to amend its Bylaws as a condition to reliance on Rule 14a-8(i)(10), because the Company's current aggregation limit achieves the essential objectives of the Proposal.

An aggregation limit is designed to minimize the burden on the company in reviewing and verifying the information and representations that each member of a shareholder group must provide to establish the group's eligibility, while assuring that all shareholders have a fair and reasonable opportunity to nominate director candidates by forming groups with like-minded shareholders who also own fewer than the minimum required shares. The Company's aggregation limit achieves these dual objectives by assuring that any shareholder may form a group owning more than 3% of the common stock by combining with any of a large number of other shareholders, while avoiding the imposition on the Company and its other shareholders of the cost of processing nominations from a larger, more unwieldy group of shareholders.

A different conclusion would not only contradict Staff precedent but would turn the "substantial implementation" analysis on its head. It has been fundamental to the interpretation and application of Rule 14a-8(i)(10) that a company need not "fully effect" a proposal and need not implement the proposal in the precise manner suggested by the proponent in order to exclude the proposal as substantially implemented. On that basis, even when a proponent magnifies highly specific guidelines in a proposal, as the Proponent does here with its 50-holder limit, the Staff permits exclusion so long as the company has addressed the underlying concern and essential objectives of the proposal.[9] Otherwise, if a proponent can simply identify any one element as "essential" to his or her proposal, and thereby preclude the Staff from evaluating the broader objectives of the proposal and whether the actions of the company satisfy those broader objectives, then the rationale of Rule 14a-8(i)(10) would be lost, and companies would be put in a position of having to "fully effect" a proposal in order to successfully establish that it is excludable as substantially implemented. A proponent could simply label one or more components as "essential," irrespective of how material or immaterial that component is in the

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[9] *Texaco, Inc.*

larger context of the overall proposal, and thus escape the application of Rule 14a-8(i)(10) entirely. That is contrary to the Commission's longstanding position on the interpretation and application of Rule 14a-8(i)(10).

The aggregation limit that will best achieve a balance between making proxy access reasonably available and avoiding a process that imposes an undue burden and expense on the company to the detriment of other shareholders does and should vary from company to company. It makes little sense to apply a formalistic approach in this context. According to recent data, of 263 companies that have adopted proxy access since January 1, 2015, at least 244 have adopted limitations on nominating group size of 20 or fewer shareholders, and 254 have adopted limitations on nominating group size of 25 or fewer shareholders.[10] Of these 263 companies, 259 have adopted the 3% for 3 years ownership and holding thresholds, which is what the Bylaws also provide. In light of the numerous instances in which the Staff has granted no-action relief to companies adopting caps on nominating groups that differ from the proponents' requested caps and the broad consensus that a 3%/3 years/20-holder cap bylaw provision provides a meaningful proxy access right (and therefore has become a "common best practice" for proxy access), the difference between 50 and 20 should not affect whether the Proposal is deemed to be substantially implemented by the current Bylaws.

Under a 20-person aggregation limit, as long as at least one shareholder owns at least 3% of the outstanding common stock, any shareholder may utilize proxy access simply by forming a group with that shareholder. In addition, any 20 holders of at least 0.15% of the outstanding common stock may aggregate their holdings to meet the threshold. Between these two extremes, innumerable possibilities exist for a shareholder to form a group with any number of other shareholders, including shareholders who own even less than 0.15% of the common stock, to achieve aggregate ownership of 3% or more of the outstanding common stock. Accordingly, a 20-shareholder aggregation limit achieves the objective of making proxy access fairly and reasonably available to all shareholders, regardless of the size of their individual holdings.

The availability of proxy access to all shareholders under a 20-shareholder aggregation limit is particularly demonstrable in the Company's case. Based on information compiled by the Company's Investor Relations office, as of September 30, 2016 six of the Company's institutional shareholders each owned more than 3% of the outstanding common stock. Moreover, the largest 20 institutional shareholders of the Company own approximately 54% of the outstanding common stock, and each of these 20 institutional shareholders owns more than 0.9%. Assuming institutional ownership has been stable for three years, the concentration of significant shareholdings in 20 shareholders means that some of those shareholders may utilize proxy access individually, and that a small number of the others may easily form a group among themselves to make a proxy access nomination. For example, thirteen of the other largest shareholders own between approximately 1% and 2.6% of the shares outstanding, and any two or three of those ten shareholders could form a group representing at least 3% of the Company's outstanding shares. More importantly, any shareholder seeking to form a group to nominate a director candidate, regardless of the size of its holdings, could achieve the minimum required

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[10] *See* Sidley Austin LLP, "*Proxy Access Update – Momentum Continues to Build in 2016*" (Set. 22, 2016) available at: http://www.sidley.com/~/media/update-pdfs/2016/09/proxy-access-momentum-in-2016--september-22-2016.pdf.

ownership in any number of ways, by combining with one or a small number of the 20 largest investors. A shareholder group is not limited to these known institutional investors, of course, and a shareholder seeking to nominate a director candidate may approach any other shareholders to meet the 3% threshold. The 20-shareholder aggregation limit therefore does not unduly restrict any shareholder from forming a group to make a proxy access nomination.

To illustrate the ease of forming a nominating group, as of September 30, 2016, the Company had 317,285,583 shares of common stock outstanding. Based on that number, to meet the 3% minimum ownership requirement, a shareholder or group of shareholders would have to own, and to have owned continuously for at least three years, 9,518,568 shares. A group requiring 20 shareholders would therefore hold an average of approximately 475,928 shares per member. According to information compiled by the Company's Investor Relations office, as of September 30, 2016, 90 shareholders owned at least 475,928 shares. There are innumerable combinations that would allow the Company's 90 largest shareholders to form 20-shareholder groups (or smaller groups) for the purpose of making a proxy access nomination. And, again, smaller shareholders could combine with up to 19 of these 90 shareholders, in innumerable combinations, to form a nominating group.

The Company's 20-shareholder aggregation limit therefore provides abundant opportunities for *all* holders of less than 3% of the common stock to combine with other shareholders to reach the 3% minimum ownership requirement. Any increase in the aggregation limit merely increases the inestimable number of shareholder combinations that could yield a group owning more than 3% of the common stock. It is impossible to know whether those additional combinations would enhance, much less *materially* enhance, the availability of proxy access to the Company's shareholders. There is no reason to believe, however, that a solicitation of the type that would be required to form a group of shareholders of the maximum permissible size would be more likely to attract support from 50 holders of 0.06% of the common stock than 20 holders of 0.15% of the common stock.

The Company's 20-shareholder aggregation limit also achieves the objective of limiting the burden and expense to the Company of reviewing and processing eligibility and other information provided by the members of a nominating group. The Proposal would at least double the effort and expense required to process information for a 20-shareholder group, without increasing proportionately the likelihood that a shareholder will be able to form a nominating group.

The Commission noted in its 2010 release adopting a proxy access rule that a 3% ownership threshold is achievable at most large companies (and therefore most likely to occur) by aggregating a small number of investors.[11] While the Commission's rule did not impose a limit on the number of shareholders who could form a group to meet the minimum ownership requirement, the Commission took into account the ease of aggregating holdings in reaching a conclusion that the minimum ownership requirement should be set at 3%. In the text of the adopting release, at notes 235-245, the Commission addressed aggregation by noting:

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[11] *See* Release No. 33-9136 (2010).

" ... we considered the data in the [Memorandum from the Division of Risk, Strategy, and Financial Innovation regarding the Share Ownership and Holding Period Patterns in 13F data (November 24, 2009), available at http://www.sec.gov/comments/s7-10-09/s71009-576.pdf] to be the most pertinent to our selection of a uniform minimum ownership percentage. We received additional data relating to large companies, however, that offer some additional indication about the number of shareholders potentially available to form a group to meet the 3% ownership threshold. One study indicated that in the top 50 companies by market capitalization as of March 31, 2009, the five largest institutional investors held from 9.1% to 33.5% of the shares, and an average of 18.4% of the shares. That same study found that among a sample of 50 large accelerated filers, the median number of shareholders holding at least 1% of the shares for at least one year was 10.5, with 45 of the 50 companies in the sample having at least seven such shareholders. Another study that was reported to us similarly suggests relatively high concentration of share ownership. According to that analysis of S&P 500 companies, 14 institutional investors could satisfy a 1% threshold at more than 100 companies, eight could meet that threshold at over 200 companies, five could meet it at over 300 companies, and three could meet it at 499 of the 500. Information from specific large issuers likewise suggests the achievability of shareholder groups aggregating 3%." (footnotes omitted).

A 20-shareholder aggregation limit has achieved a consensus among companies that have adopted proxy access. The limit is designed to make proxy access available to all shareholders by allowing them to form groups with a broad class of shareholders, without also creating a process that is burdensome, complex, unwieldy and expensive. As noted above, of the over 250 public companies that have adopted proxy access since January 2015, over 90% adopted an aggregation limit of 20 shareholders or fewer.

Twenty shareholders is the threshold adopted in the bylaws of T. Rowe Price Group, Inc., State Street Corporation, and Blackrock, Inc., the publicly traded parent companies of some of the largest institutional shareholders in the United States. Similarly, Institutional Shareholder Services—a leading proxy advisory firm—has stated that, in reviewing whether a company has satisfactorily implemented proxy access in response to a shareholder proposal, it does not view a 20-shareholder aggregation limit as a material restriction or one that "unnecessarily restrict[s] the use of a proxy access right" (although it will treat a limit that is lower than 20 shareholders as unduly restrictive).[12]

In making its own determination regarding the appropriate terms of the Company's proxy access bylaw, the Board reached a similar conclusion that 20 shareholders is the most appropriate aggregation limit to achieve the dual purposes of an aggregation limit. The Company recognizes that the existence of a consensus regarding the appropriateness of a 20-shareholder aggregation limit does not mean that the Company's proxy access bylaw substantially implements the Proposal. The consensus does, however, support a conclusion that

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[12] *See U.S. Proxy Voting Policies and Procedures (Excluding Compensation-Related) Frequently Asked Questions*, INSTITUTIONAL SHAREHOLDER SERVICES, at 19 (Mar. 14, 2016), available at https://www.issgovernance.com/file/policy/us-policies-and-procedures-faq-14-march-2016.pdf.

a 20-shareholder aggregation limit affords shareholders ample opportunity to combine with other shareholders to form a nominating group. For this reason, as well as all of the other reasons stated above, the Proposal's 50-shareholder aggregation limit does little to make proxy access more available to or usable by the Company's shareholders.

## CONCLUSION

Based on the foregoing, I respectfully request your concurrence that the Proposal may be excluded from the Company's 2017 Proxy Materials. If you have any questions regarding this request or desire additional information, please contact the undersigned by phone at (872) 825-7667 or by email at jennifer.kraft@united.com.

Very truly yours,

Jennifer L. Kraft
Deputy General Counsel
United Continental Holdings, Inc.

Attachments

cc:     John Chevedden

## Exhibit A

### Copy of the Proposal and Related Correspondence

Ms. Jennifer Kraft
Corporate Secretary
United Continental Holdings, Inc. (UAL)          _____ *REVISION* _____
233 S. Wacker Drive
Chicago, IL 60601
PH: 872-825-4000

Dear Ms. Kraft,

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of
our company. This Rule 14a-8 proposal is intended as a low-cost method to improve compnay
performance. This proposal is for the next annual shareholder meeting. Rule 14a-8 requirements
will be met including the continuous ownership of the required stock value until after the date of
the respective shareholder meeting and presentation of the proposal at the annual meeting. This
submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive
proxy publication.

Your consideration and the consideration of the Board of Directors is appreciated in support of
the long-term performance of our company. Please acknowledge receipt of this proposal by
email to *** FISMA & OMB Memorandum M-07-16 ***

Sincerely,

*[signature]*

John Chevedden                          December 5, 2016
                                        Date

cc: Sucheta Misra  <Sucheta.Misra@united.com>
Senior Counsel

### Proposal [4] - Shareholder Proxy Access Reform

Shareholders request that our board of directors take the steps necessary to amend our company proxy access governing documents to raise the current limit to a new limit of 50 on the number of stockholders and beneficial owners whose ownership of shares can be aggregated for the purpose of meeting the Ownership Requirements and qualifying as an Eligible Stockholder to make proxy access director nominations

Even if the 20 largest public pension funds were able to aggregate their shares, they would not meet the 3% criteria for a continuous 3-years at most companies examined by the Council of Institutional Investors. Additionally many of the largest investors of major companies are routinely passive investors who would be unlikely to be part of the proxy access shareholder aggregation process.

It is unlikely that increasing the number of shareholders who can participate in the aggregation process would be difficult for management to process due to the rigorous rules our management adopted for a shareholder to qualify as one of the aggregation participants. Plus it is easy for our management to screen aggregating shareholders because management simply needs to find one item lacking from a list of typical proxy access requirements.

Please vote to enhance shareholder value:
### Shareholder Proxy Access Reform – Proposal [4]
[The above line – *Is* for publication.]

John Chevedden, sponsors this
proposal.

Notes:
This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(I)(3) in the following circumstances:

• the company objects to factual assertions because they are not supported;
• the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
• the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
• the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

**We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.**

See also: Sun Microsystems, Inc. (July 21, 2005).

The stock supporting this proposal will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email

Ms. Jennifer Kraft
Corporate Secretary
United Continental Holdings, Inc. (UAL)
233 S. Wacker Drive
Chicago, IL 60601
PH: 872-825-4000

Dear Ms. Kraft,

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This Rule 14a-8 proposal is intended as a low-cost method to improve compnay performance. This proposal is for the next annual shareholder meeting. Rule 14a-8 requirements will be met including the continuous ownership of the required stock value until after the date of the respective shareholder meeting and presentation of the proposal at the annual meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication.

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of this proposal by email to *** FISMA & OMB Memorandum M-07-16 ***

Sincerely,

John Chevedden                                    December 5, 2016
                                                  Date

cc: Sucheta Misra <Sucheta.Misra@united.com>
Senior Counsel

**Proposal [4] - Shareholder Proxy Access Reform**

Shareholders request that our board of directors take the steps necessary to enable at least 50 shareholders to aggregate their shares to equal 3% of our stock owned continuously for 3-years in order to make use of shareholder proxy access.

Even if the 20 largest public pension funds were able to aggregate their shares, they would not meet the 3% criteria for a continuous 3-years at most companies examined by the Council of Institutional Investors. Additionally many of the largest investors of major companies are routinely passive investors who would be unlikely to be part of the proxy access shareholder aggregation process.

To accommodate our management it is unlikely that the number of shareholders who participate in the aggregation process would reach an unwieldy number due to the rigorous rules our management adopted for a shareholder to qualify as one of the aggregation participants. Plus it is easy for our management to screen aggregating shareholders because management simply needs to find one item lacking from a list of typical proxy access requirements.

Please vote to enhance shareholder value:
**Shareholder Proxy Access Reform – Proposal [4]**
[The above line – *Is* for publication.]

John Chevedden, *** FISMA & OMB Memorandum M-07-16 *** sponsors this
proposal.

Notes:
This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(I)(3) in the following circumstances:

• the company objects to factual assertions because they are not supported;
• the company objects to factual assertions that, while not materially false or misleading, may  be disputed or countered;
• the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
• the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

**We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.**

See also: Sun Microsystems, Inc. (July 21, 2005).

The stock supporting this proposal will be held until after the annual meeting and the proposal will be presented at the annual meeting.  Please acknowledge this proposal promptly by email

*** FISMA & OMB Memorandum M-07-16 ***

## Exhibit B

Copy of the Amended and Restated
Bylaws of United Continental Holdings, Inc.

EX-3.1 2 d116267dex31.htm EX-3.1

Exhibit 3.1

## AMENDED AND RESTATED BYLAWS
## OF UNITED CONTINENTAL HOLDINGS, INC.

### ARTICLE 1

### Definitions

As used in these Restated Bylaws, unless the context otherwise requires, the following terms shall have the following meanings:

1.1 "*Assistant Secretary*" means an Assistant Secretary of the Corporation.

1.2 "*Assistant Treasurer*" means an Assistant Treasurer of the Corporation.

1.3 "*Board*" means the Board of Directors of the Corporation.

1.4 "*Chairman*" means the Chairman of the Board.

1.5 "*Change in Ownership*" means any sale, disposition, transfer or issuance or series of sales, dispositions, transfers and/or issuances of shares of the capital stock by the Corporation or any holders thereof which results in any person or group of persons (as the term "group" is used under the Securities Exchange Act of 1934, as amended), other than the holders of Common Stock, owning capital stock of the Corporation possessing the voting power (under ordinary circumstances and without regard to cumulative voting rights) to elect a majority of the Board.

1.6 "*Chief Executive Officer*" means the Chief Executive Officer of the Corporation.

1.7 "*Common Stock*" means the Common Stock, par value $0.01 per share, of the Corporation.

1.8 "*Corporation*" means United Continental Holdings, Inc.

1.9 "*DGCL*" means the General Corporation Law of the State of Delaware, as amended from time to time.

1.10 "*Director*" means a member of the Board.

1.11 "*Entire Board*" means all Directors who would be in office if there were no vacancies.

1.12 "*Entire Committee*" means, with respect to any committee, all members of such committee who would serve on such committee if there were no vacancies.

1.13 "*Fundamental Change*" means the occurrence of any of the following: (a) any sale, transfer or disposition of more than 50% of the property or assets of the Corporation and its subsidiaries on a consolidated basis (measured either by book value in accordance with generally accepted accounting principles consistently applied or by fair market value determined in the

reasonable good faith judgment of the Board) in any transaction or series of transactions (other than sales in the ordinary course of business) and (b) any merger or consolidation to which the Corporation is a party, except for (x) a merger which is effected solely to change the state of incorporation of the Corporation or (y) a merger in which the Corporation is the surviving person and, after giving effect to such merger, the holders of the capital stock of the Corporation as of the date immediately prior to the merger or consolidation shall continue to own the outstanding capital stock of the Corporation possessing the voting power (under ordinary circumstances) to elect a majority of the Board.

1.14 *"General Counsel"* means the General Counsel of the Corporation.

1.15 *"Preferred Stock"* means the Preferred Stock, without par value, of the Corporation.

1.16 *"President"* means the President of the Corporation.

1.17 *"Restated Certificate"* means the Restated Certificate of Incorporation of the Corporation, as amended from time to time.

1.18 *"Restated Bylaws"* means the Amended and Restated Bylaws of the Corporation, as amended from time to time.

1.19 *"Secretary"* means the Secretary of the Corporation.

1.20 *"Stockholders"* means the stockholders of the Corporation.

1.21 *"Treasurer"* means the Treasurer of the Corporation.

1.22 *"Union Directors"* means those directors of the Corporation elected by the holders of Class Pilot MEC Junior Preferred Stock and the Class IAM Junior Preferred Stock pursuant to Article Fourth, Parts II and III of the Restated Certificate.

1.23 *"Vice Chairman"* means a Vice Chairman of the Corporation.

1.24 *"Vice President"* means a Vice President of the Corporation.

## ARTICLE 2

### Stockholders' Meetings

2.1 *Annual Meeting.* A meeting of Stockholders shall be held annually for the election of Directors and the transaction of other business at an hour and date as shall be determined by the Board and designated in the notice of meeting.

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2.2 *Special Meetings.*

(a) A special meeting of the Stockholders may be called by (i) both the Chief Executive Officer and the Chairman or (ii) the Board, and at an hour and date as shall be determined by them.

(b) Subject to this Section 2.2 and other applicable provisions of these Restated Bylaws, a special meeting of Stockholders shall be called by the Secretary upon the written request (each such request, a "*Special Meeting Request*" and such meeting, a "*Stockholder Requested Special Meeting*") of one or more Stockholders of record of the Corporation that together have continuously held, for their own account or on behalf of others, beneficial ownership of at least a twenty-five percent (25%) aggregate "net long position" of the outstanding Common Stock (the "*Requisite Percentage*") for at least one year prior to the date such request is delivered to the Corporation (such period, the "*One-Year Period*"). For purposes of determining the Requisite Percentage, "net long position" shall be determined with respect to each requesting holder in accordance with the definition thereof set forth in Rule 14e-4 under the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder (as so amended and inclusive of such rules and regulations, the "*Exchange Act*"); *provided* that (x) for purposes of such definition, (A) "the date that a tender offer is first publicly announced or otherwise made known by the bidder to the holders of the security to be acquired" shall be the date of the relevant Special Meeting Request, (B) the "highest tender offer price or stated amount of the consideration offered for the subject security" shall refer to the closing sales price of Common Stock on the New York Stock Exchange (or any successor thereto) on such date (or, if such date is not a trading day, the next succeeding trading day), (C) the "person whose securities are the subject of the offer" shall refer to the Corporation, and (D) a "subject security" shall refer to the outstanding Common Stock; and (y) the net long position of such holder shall be reduced by the number of shares of Common Stock as to which such holder does not, or will not, have the right to vote or direct the vote at the Stockholder Requested Special Meeting or as to which such holder has, at any time during the One-Year Period, entered into any derivative or other agreement, arrangement or understanding that hedges or transfers, in whole or in part, directly or indirectly, any of the economic consequences of ownership of such shares and which derivative or other agreement, arrangement or understanding remains in effect. Whether the requesting holders have submitted valid Special Meeting Requests representing the Requisite Percentage and complying with the requirements of this Section 2.2 and related provisions of these Restated Bylaws (a "*Valid Special Meeting Request*") shall be determined in good faith by the Board, which determination shall be conclusive and binding on the Corporation and the Stockholders.

(c) In order for a Stockholder Requested Special Meeting to be called, one or more Special Meeting Requests must be signed by the Requisite Percentage of Stockholders submitting such request and by each of the beneficial owners, if any, on whose behalf the Special Meeting Request is being made and must be delivered to the Secretary. The Special Meeting Request(s) shall be delivered to the Secretary at the principal executive offices of the Corporation by nationally recognized private overnight courier service, return receipt requested. Each Special Meeting Request shall (i) set forth a statement of the specific purpose(s) of the requested special meeting and the matters proposed to be acted on at it, (ii) bear the date of signature of each such Stockholder signing the Special Meeting Request, (iii) set forth (A) the name and address, as they appear in the Corporation's books, of each Stockholder signing such

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request and the beneficial owners, if any, on whose behalf such request is made and (B) the class or series and number of shares of capital stock of the Corporation that are, directly or indirectly, owned of record or beneficially (within the meaning of Rule 13d-3 under the Exchange Act) by each such Stockholder and the beneficial owners, if any, on whose behalf such request is made, (iv) set forth any material interest of each Stockholder signing the Special Meeting Request in the business desired to be brought before the special meeting, (v) include documentary evidence that the Stockholders requesting the special meeting own the Requisite Percentage as of the date on which the Special Meeting Request is delivered to the Secretary of the Corporation; *provided, however*, that if the Stockholders are not the beneficial owners of the shares constituting all or part of the Requisite Percentage, then to be valid, the Special Meeting Request must also include documentary evidence (or, if not simultaneously provided with the Special Meeting Request, such documentary evidence must be delivered to the Secretary of the Corporation within ten (10) days after the date on which the Special Meeting Request is delivered to the Secretary of the Corporation) that the beneficial owners on whose behalf the Special Meeting Request is made beneficially own such shares as of the date on which such Special Meeting Request is delivered to the Secretary, (vi) an agreement by each of the Stockholders requesting the special meeting and each beneficial owner, if any, on whose behalf the Special Meeting Request is being made to notify the Corporation promptly in the event of any decrease in the net long position held by such Stockholder or beneficial owner following the delivery of such Special Meeting Request and prior to the Stockholder Requested Special Meeting and an acknowledgement that any such decrease shall be deemed to be a revocation of such Special Meeting Request by such Stockholder or beneficial owner to the extent of such reduction, (vii) contain any other information that would be a Disclosable Interest, as defined in Section 2.10(a)(3)(B)(vi) of these Restated Bylaws, if such Stockholder or beneficial owner, as applicable, were a Proposing Person, as defined in Section 2.10(a)(2) of these Restated Bylaws and (viii) if the purpose of the Stockholder Requested Special Meeting includes the election of one or more Directors, contain any other information that would be required to be set forth set forth with respect to a proposed nominee pursuant to Section 2.10(a)(3)(C) of these Restated Bylaws. Each Stockholder making a Special Meeting Request and each beneficial owner, if any, on whose behalf the Special Meeting Request is being made is required to update such Special Meeting Request delivered pursuant to this Section 2.2 in accordance with the requirements of Section 2.10(a)(4) of these Restated Bylaws. Any requesting Stockholder may revoke his, her or its Special Meeting Request at any time prior to the Stockholder Requested Special Meeting by written revocation delivered to the Secretary of the Corporation at the principal executive offices of the Corporation. There shall be no requirement to hold a special meeting (and the Board may cancel the special meeting) if the unrevoked (taking into account any specific written revocation or any reduction in the net long position held by such Stockholder, as described above) Special Meeting Requests represent in the aggregate less than the Requisite Percentage at any time after (a) a Valid Special Meeting Request has been delivered to the Secretary of the Corporation or (b) sixty (60) days following the earliest dated Special Meeting Request.

(d) In determining whether Special Meeting Requests have met the requirements of this Section 2.2, multiple Special Meeting Requests will be considered together only if (i) each Special Meeting Request identifies substantially the same purpose or purposes of the requested special meeting and substantially the same matters proposed to be acted on at the Stockholder Requested Special Meeting (in each case as determined in good faith by the Board), and (ii) such Special Meeting Requests have been delivered to the Secretary within 60 days of the delivery to the Secretary of the earliest dated Special Meeting Request relating to such item(s) of business.

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(e) If none of the Stockholders who submitted a Special Meeting Request appears or sends a qualified representative to present the item of business submitted by the Stockholders for consideration at the Stockholder Requested Special Meeting, such item of business shall not be submitted for vote of the Stockholders at such Stockholder Requested Special Meeting, notwithstanding that proxies in respect of such vote may have been received by the Corporation or such Stockholder(s). A Special Meeting Request shall not be valid (and the Board shall have no obligation to call a special meeting in respect of such Special Meeting Request) if it relates to an item of business that is not a proper subject for Stockholder action under applicable law, was made in a manner that involved a violation of an applicable law or regulation, would violate the law, would cause the Corporation to violate the law or does not comply with the provisions of this Section 2.2. The procedures set forth in this Section 2.2 are the exclusive means by which items of business may be raised by Stockholders at a Stockholder Requested Special Meeting.

(f) Except as provided in the next sentence, a Stockholder Requested Special Meeting shall be held at such date, time and place within or without the State of Delaware as may be fixed by the Board; *provided, however*, that the date of any such Stockholder Requested Special Meeting shall be not more than ninety (90) days after the date on which a Valid Special Meeting Request has been delivered to the Secretary of the Corporation (such date of delivery being the "*Delivery Date*"). Notwithstanding the foregoing, a Stockholder Requested Special Meeting need not be held if (i) the Board has called or calls a meeting of Stockholders to be held within 90 days after the Delivery Date and the business of such meeting includes (among any other matters properly brought forth before the meeting) an item of business that is identical or substantially similar (as determined in good faith by the Board, a "*Similar Item*") to an item of business specified in the Special Meeting Request or Requests, (ii) the Delivery Date is during the period commencing ninety (90) days prior to the first anniversary of the date of the immediately preceding annual meeting and ending on the earlier of (A) the date of the next annual meeting and (B) thirty (30) days after the first anniversary of the date of the immediately preceding annual meeting, or (iii) the subject of such Special Meeting Request or Requests contains a Similar Item to an item of business that was voted on at any meeting of Stockholders held within 120 days prior to the Delivery Date (it being understood that, for purposes of this Section 2.2, the election or removal of directors shall be deemed a Similar Item with respect to all items involving the election or removal of directors).

Written notice of a special meeting stating the place, date and hour of the meeting, the means of remote communications, if any, by which Stockholders and proxy holders may be deemed to be present in person and vote at such meeting, and the purpose or purposes for which the meeting is called shall be given not less than ten nor more than sixty days before the date of the meeting to each Stockholder entitled to vote at such meeting.

Any notice relating to a special meeting appropriately called pursuant to this Section 2.2 shall describe the item or items of business to be considered at such special meeting. Business transacted at any special meeting shall be limited to the matters identified in the Corporation's notice given pursuant to Section 2.4: *provided, however*, that nothing herein shall prohibit the Board from including in such notice and submitting to the Stockholders additional matters to be considered at any Stockholder Requested Special Meeting.

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2.3 *Place of Meetings*. All meetings of Stockholders shall be held at such places, within or without the State of Delaware, as may from time to time be fixed by the Board or as specified or fixed in the respective notices. The Board may, in its sole discretion, determine that a meeting of the Stockholders shall not be held at any place, but may instead be held solely by means of remote communication as authorized by Section 211(a)(2) of the DGCL (or any successor provision thereto). Any previously-scheduled meeting of the Stockholders may be postponed by action of the Board taken prior to the time previously scheduled for such annual meeting of Stockholders.

2.4 *Notices of Stockholders' Meetings*. Except as otherwise provided in Section 2.5 or otherwise required by the Restated Certificate or applicable law, written notice of each meeting of Stockholders, whether annual or special, shall be given to each Stockholder required or permitted to take any action at, or entitled to notice of, such meeting not less than ten (10) nor more than sixty (60) days before the date on which the meeting is to be held, by delivering such notice to him or her, personally, by mail or by electronic transmission in the manner provided by law. If mailed, such notice shall be deemed to be given when deposited in the United States mail, with postage prepaid, directed to the Stockholder at his or her address as it appears on the stock ledger of the Corporation. Every notice of a meeting of Stockholders shall state the place, date and hour of the meeting and the purpose or purposes for which the meeting is called.

2.5 *Waivers of Notice*. Notwithstanding any other provision in these Restated Bylaws, notice of any meeting of Stockholders shall not be required as to any Stockholder who shall attend such meeting in person or be represented by proxy, except when such Stockholder attends such meeting for the express purpose of objecting at the beginning of the meeting to the transaction of any business at such meeting because the meeting is not lawfully called or convened. If any Stockholder shall, in person or represented by proxy, waive notice of any meeting, whether before or after such meeting, notice thereof shall not be required as to such Stockholder.

2.6 *Quorum Requirements and Required Vote at Stockholder Meetings*.

(a) Except as otherwise required by applicable law, the Restated Certificate or these Restated Bylaws, at all meetings of Stockholders the presence, in person or represented by proxy, of the holders of outstanding shares representing at least a majority of the total voting power entitled to vote at a meeting of Stockholders shall constitute a quorum for the transaction of business; *provided, however*, that where a separate vote of a class or classes or series of stock is required, the presence in person or represented by proxy of the holders of outstanding shares representing at least a majority of the total voting power of all outstanding shares of such class or classes or series shall constitute a quorum thereof entitled to take action with respect to such separate vote.

(b) Except as otherwise required by applicable law, the Restated Certificate or these Restated Bylaws, each holder of stock of the Corporation entitled to vote on any matter at any meeting of the Stockholders shall be entitled to one vote for each share of such stock standing in

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the name of such holder on the stock ledger of the Corporation on the record date for the determination of the Stockholders entitled to vote at the meeting. Except as otherwise required by applicable law, the Restated Certificate or these Restated Bylaws, in all matters other than the election of directors, the affirmative vote of a majority in voting power of the shares present in person or represented by proxy and entitled to vote on such matter at a meeting of Stockholders at which a quorum is present shall be the act of the Stockholders. Except as required by applicable law, the method of voting and the manner in which votes are counted shall be discretionary with the presiding officer at the meeting.

(c) Except as otherwise required by the Restated Certificate, each director shall be elected by vote of a majority of the votes cast with respect to that director's election in person or represented by proxy and entitled to vote on the election of directors. Notwithstanding the foregoing, if the number of nominees exceeds the number of directors to be elected at any meeting of Stockholders as of the date that is ten (10) days prior to the date the Corporation files its definitive proxy statement with the Securities and Exchange Commission (regardless of whether or not the proxy statement is thereafter revised or supplemented), then each director shall be elected by a plurality of the votes cast in person or represented by proxy and entitled to vote on the election of directors. For purposes of this Section 2.6(c), "*majority of the votes cast*" means that the number of shares voted "for" a director exceeds the number of shares voted "against" that director (with "abstentions" and "broker nonvotes" not counted as a vote cast either "for" or "against" that director's election).

(d) The holders of a majority in voting power of the shares entitled to vote and present in person or represented by proxy at any meeting of Stockholders, whether or not a quorum is present, may adjourn such meeting to another time and place. At any such adjourned meeting at which a quorum shall be present, any business may be transacted that might have been transacted at the meeting as originally called. Unless otherwise required by applicable law, the Restated Certificate or these Restated Bylaws, no notice of an adjourned meeting need be given.

2.7 *Proxies.* Each Stockholder entitled to vote at a meeting of Stockholders may authorize another person or persons to act for him or her by proxy executed in writing by the Stockholder or as otherwise permitted by law, or by his or her duly authorized attorney-in-fact, but such proxy shall no longer be valid eleven months after the date of such proxy. Such proxy must be filed with the Secretary of the Corporation or his or her representative at or before the time of the meeting.

2.8 *Inspectors.* The Board by resolution shall appoint one or more inspectors, which inspector or inspectors may include individuals who serve the Corporation in other capacities, including, without limitation, as officers, employees, agents or representatives of the Corporation, to act at the meeting and make a written report thereof. One or more persons may be designated as alternate inspectors to replace any inspector who fails to act. If no inspector or alternate has been appointed to act, or if all inspectors or alternates who have been appointed are unable to act, at the meeting of Stockholders, the chairman of the meeting shall appoint one or more inspectors to act at the meeting. Each inspector, before discharging his or her duties, shall take and sign an oath to execute faithfully the duties of inspector with strict impartiality and according to the best of his or her ability. The inspectors shall have the duties prescribed by the

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DGCL. The chairman of the meeting shall fix and announce at the meeting the time of the opening and the closing of the polls for each matter upon which the Stockholders will vote at a meeting.

2.9 *Conduct of Stockholders' Meetings.* The Chief Executive Officer or the Chairman of the Board, as designated by the Board, or, in their absence or the absence of any such designation, the appointee of the presiding officer of the meeting, shall preside at all meetings of Stockholders and may establish such rules of procedure for conducting the meetings as he or she deems fair and reasonable. The Secretary, or in his or her absence an Assistant Secretary, or if none be present, the appointee of the presiding officer of the meeting, shall act as secretary of the meeting.

2.10 *Notice of Stockholder Business and Nominations.*

(a) *Annual Meetings of Stockholders.* Any Stockholder who wishes to include nominations of persons for election to the Board in the Corporation's proxy statement for an annual meeting of Stockholders must comply with Section 2.13. This Section 2.10 sets forth certain procedures required for Stockholders to nominate persons for election to the Board and the proposal of other business to be considered by the Stockholders at an annual meeting if the Stockholder does not wish the nomination or other business to be included in the Corporation's proxy statement.

(1) Nominations of persons for election to the Board and the proposal of other business to be considered by the Stockholders may be made at an annual meeting of Stockholders only (A) if brought before the meeting by the Corporation and specified in the Corporation's notice of meeting delivered pursuant to Section 2.4, (B) if brought before the meeting by or at the direction of the Board or (C) if brought before the meeting by a Stockholder who (i) was a Stockholder of record (and, with respect to any beneficial owner, if different, on whose behalf any nomination or proposal is made, only if such beneficial owner was the beneficial owner of shares of capital stock of the Corporation) both at the time of giving of notice provided for in this Section 2.10, and at the time of the meeting, (ii) is entitled to vote at the meeting, and (iii) has complied with this Section 2.10 as to such nominations or other business. Except for proposals properly made in accordance with Rule 14a-8 of the Exchange Act, and included in the notice of meeting given by or at the direction of the Board, and except for nominations of persons for election to the Board pursuant to Section 2.13, the foregoing clause (C) shall be the exclusive means for a Stockholder to propose business to be considered or to propose any nominations of persons for election to the Board at an annual meeting of the Stockholders.

(2) Without exception, for any nominations of persons for election to the Board or other business to be properly brought before an annual meeting by a Stockholder, in each case, pursuant to clause (C) of paragraph (a)(1) of this Section 2.10, the Stockholder must (x) have given timely notice thereof in writing and in proper form to the Secretary of the Corporation and (y) provide any updates or supplements to such notice at the times and in the forms required by this Section 2.10. To be timely, a Stockholder's notice shall be delivered to, or mailed and received by, the Secretary at the

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principal executive offices of the Corporation not more than 120 days and not less than 90 days prior to the one-year anniversary of the preceding year's annual meeting; *provided, however*, that in the event that the date of the annual meeting is advanced by more than 30 days, or delayed by more than 60 days, from such anniversary date, notice by the Stockholder to be timely must be so delivered, or mailed and received, not later than the close of business on the tenth day following the day on which public announcement of the date of such annual meeting is first made by the Corporation. In no event shall any adjournment of an annual meeting or the announcement thereof commence a new time period (or extend any time period) for the giving of a Stockholder's notice. For purposes of this Section 2.10, the term "*Proposing Person*" means (i) the Stockholder providing the notice of a proposed nomination or other business proposed to be brought before a meeting, (ii) the beneficial owner or beneficial owners, if different, on whose behalf the proposed nomination or other business proposed to be brought before a meeting is made, and (iii) any affiliate or associate (for purposes of these Restated Bylaws, each within the meaning of Rule 12b-2 under the Exchange Act) of such Stockholder or beneficial owner.

(3) To be in proper form, a Stockholder's notice (whether given pursuant to paragraph (a)(2) or paragraph (b) of this Section 2.10) shall set forth:

    (A)  As to each Proposing Person:

        (i)    the name and address of such Proposing Person (including, if applicable, the name and address that appear on the Corporation's stock ledger); and

        (ii)   the class or series and number of shares of capital stock of the Corporation that are, directly or indirectly, owned of record or beneficially (within the meaning of Rule 13d-3 under the Exchange Act) by such Proposing Person, except that such Proposing Person shall in all events be deemed to beneficially own any shares of any class or series of the capital stock of the Corporation as to which such Proposing Person has a right to acquire beneficial ownership at any time in the future (the disclosures to be made pursuant to the foregoing clauses (i) and (ii) are referred to as "*Stockholder Information*");

    (B)  As to each Proposing Person:

        (i)    any derivative, swap or other transaction or series of transactions engaged in, directly or indirectly, by such Proposing Person, the purpose or effect of which is to give such Proposing Person economic risk similar to ownership of shares of any class or series of the capital stock of the Corporation, including due to the fact that the value of such derivative, swap or other transaction is determined by

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reference to the price, value or volatility of any shares of any class or series of the capital stock of the Corporation, or which derivative, swap or other transactions provide, directly or indirectly, the opportunity to profit from any increase in the price or value of shares of any class or series of the capital stock of the Corporation ("*Synthetic Equity Interests*"), which such Synthetic Equity Interests shall be disclosed without regard to whether (x) such derivative, swap or other transactions convey any voting rights in such shares to such Proposing Person, (y) the derivative, swap or other transactions are required to be, or are capable of being, settled through delivery of such shares or (z) such Proposing Person may have entered into other transactions that hedge or mitigate the economic effect of such derivative, swap or other transaction;

(ii) any proxy (other than a revocable proxy or consent given in response to a solicitation made pursuant to, and in accordance with, Section 14(a) of the Exchange Act by way of a solicitation statement filed on Schedule 14A), agreement, arrangement, understanding or relationship pursuant to which such Proposing Person has or shares a right to vote any shares of any class or series of the capital stock of the Corporation;

(iii) any agreement, arrangement, understanding or relationship, including any repurchase or similar so-called "stock borrowing" agreement or arrangement, engaged in, directly or indirectly, by such Proposing Person, the purpose or effect of which is to mitigate loss to, reduce the economic risk (of ownership or otherwise) of shares of any class or series of the capital stock of the Corporation by, manage the risk of share price changes for, or increase or decrease the voting power of, such Proposing Person with respect to the shares of any class or series of the capital stock of the Corporation, or which provides, directly or indirectly, the opportunity to profit from any decrease in the price or value of the shares of any class or series of the capital stock of the Corporation ("*Short Interests*");

(iv) any rights to dividends on the shares of any class or series of the capital stock of the Corporation owned beneficially by such Proposing Person that are separated or separable from the underlying shares of the Corporation;

(v) any performance related fees (other than an asset based fee) that such Proposing Person is entitled to based on any

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increase or decrease in the price or value of shares of any class or series of the capital stock of the Corporation, or any Synthetic Equity Interests or Short Interests, if any; and

(vi) any other information relating to such Proposing Person that would be required to be disclosed in a proxy statement or other filing required to be made in connection with solicitations of proxies or consents by such Proposing Person in support of the nomination for election of Directors or the other business proposed to be brought before the meeting pursuant to Section 14(a) of the Exchange Act (the disclosures to be made pursuant to the foregoing clauses (i) through (vi) are referred to as "*Disclosable Interests*"); *provided, however*, that Disclosable Interests shall not include any such disclosures with respect to the ordinary course business activities of any broker, dealer, commercial bank, trust company or other nominee who is a Proposing Person solely as a result of being the Stockholder of record directed to prepare and submit the information required by this Section 2.10 on behalf of a beneficial owner.

(C) As to each person, if any, whom a Proposing Person proposes to nominate for election or reelection as a Director:

(i) all information with respect to such proposed nominee that would be required to be set forth in a Stockholder's notice pursuant to this Section 2.10 if such proposed nominee were a Proposing Person;

(ii) all information relating to such proposed nominee that is required to be disclosed in a proxy statement or other filings required to be made in connection with solicitations of proxies for election of Directors in a contested election pursuant to Section 14(a) under the Exchange Act (including such proposed nominee's written consent to being named in the proxy statement as a nominee and to serving as a Director if elected); and

(iii) a description of all direct and indirect compensation and other material monetary agreements, arrangements and understandings during the past three years, and any other material relationships, between or among any Proposing Person, on the one hand, and each proposed nominee and his or her respective affiliates and associates, on the other hand, including, without limitation, all information that would be required to be disclosed pursuant to Item 404

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under Regulation S-K if such Proposing Person were the "registrant" for purposes of such rule and the proposed nominee were a Director or executive officer of such registrant; and

(D) As to any business other than nominations for election of Directors that a Proposing Person proposes to bring before an annual meeting:

    (i) a reasonably brief description of the business desired to be brought before the annual meeting, the reasons for conducting such business at the annual meeting and any material interest in such business of any Proposing Person;

    (ii) the text of the proposal or business (including the text of any resolutions proposed for consideration); and

    (iii) a reasonably detailed description of all agreements, arrangements and understandings (x) between or among any of the Proposing Persons and (y) between or among any Proposing Person and any other record or beneficial owner of capital stock of the Corporation (including their names) in connection with the proposal of such business by such Stockholder.

(4) A Stockholder providing notice of a proposed nomination for election to the Board or other business proposed to be brought before a meeting (whether given pursuant to paragraph (a)(2) or paragraph (b) of this Section 2.10) shall further update and supplement such notice, if necessary, so that the information provided or required to be provided in such notice shall be true and correct as of the record date for the meeting and as of the date that is ten business days prior to the meeting or any adjournment or postponement thereof, and such update and supplement shall be delivered to, or mailed and received by, the Secretary at the principal executive offices of the Corporation not later than five business days after the record date for the meeting (in the case of the update and supplement required to be made as of the record date), and not later than eight business days prior to the date for the meeting or, if practicable, any adjournment of postponement thereof (and, if not practicable, on the first practicable date prior to the date to which the meeting has been adjourned or postponed) (in the case of the update and supplement required to be made as of ten business days prior to the meeting or any adjournment or postponement thereof). The Corporation may also require any proposed nominee for election to the Board to furnish such other information (i) as may be reasonably required by the Corporation to determine the eligibility of such proposed nominee to serve as an independent Director of the Corporation in accordance with the Corporation's corporate governance guidelines as then in effect or (ii) that could be material to a reasonable Stockholder's understanding of the independence, or lack thereof, of such proposed nominee.

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(5) Notwithstanding anything in paragraph (a)(2) of this Section 2.10 to the contrary, in the event that the number of Directors to be elected to the Board at the annual meeting is increased and there is no public announcement by the Corporation naming all of the nominees for Director or specifying the size of the increased Board made by the Corporation at least ten days before the last day a Stockholder could otherwise deliver a notice of nomination in accordance with such paragraph (a)(2) of this Section 2.10. a Stockholder's notice required by this Section 2.10 shall also be considered timely, but only with respect to nominees for any new positions created by such increase, if it shall be delivered to, or mailed and received by, the Secretary at the principal executive offices of the Corporation not later than the close of business on the tenth day following the day on which such public announcement is first made by the Corporation.

(b) *Special Meeting of Stockholders.*

Only such business shall be conducted at a special meeting of Stockholders called pursuant to Section 2.2 as shall have been properly brought before such meeting in accordance with Section 2.2. Nominations of persons for election to the Board may be made at a special meeting of Stockholders called pursuant to Section 2.2(a) (a *"Management Requested Special Meeting"*) at which Directors are properly to be elected only (1) by or at the direction of the Board or (2) by any Stockholder who (A) was a Stockholder of record (and, with respect to any beneficial owner, if different, on whose behalf any nomination is made, only if such beneficial owner was the beneficial owner of shares of the Corporation) both at the time of giving of notice provided for in this Section 2.10 and at the time of the Management Requested Special Meeting, (B) is entitled to vote at such Management Requested Special Meeting and (C) complied with this paragraph (b) and paragraph (a)(3) of this Section 2.10 as to such nominations. For the avoidance of doubt, the provisions of Section 2.13 shall not apply to a special meeting of Stockholders, and the Corporation shall not be required to include a Director nominee of a Stockholder or group of Stockholders in the Corporation's proxy statement or form of proxy or ballot for any special meeting of Stockholders. Without exception, in order for a Stockholder to present any nominations of persons for election to the Board at such a Management Requested Special Meeting, pursuant to clause (2) of this paragraph (b), the Stockholder must (x) have given timely notice thereof in writing and in proper form to the Secretary of the Corporation (which notice shall include disclosure of the information that is required by the applicable provisions of paragraph (a)(3) of this Section 2.10) and (y) provide any updates or supplements to such notice at the times and in the forms required by paragraph (a)(4) of this Section 2.10. To be timely, a Stockholder's notice shall be delivered to, or mailed and received by, the Secretary at the principal executive offices of the Corporation not earlier than the one hundred twentieth day prior to the date of such Management Requested Special Meeting and not later than the close of business on the later of (x) the ninetieth day prior to the date of such special meeting and (y) the tenth day following the day on which public announcement is first made of the date of such Management Requested Special Meeting and of the nominees proposed by the Board to be elected at such Management Requested Special Meeting. In no event shall any adjournment of a Management Requested Special Meeting or the announcement thereof commence a new time period (or extend any time period) for the giving of a Stockholder's notice as described above.

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(c) *General.*

(1) Subject to the rights, if any, of the holders of any series of Preferred Stock to elect additional Directors as may be provided in a designation of rights relating to such series of Preferred Stock, including the holders of the Class Pilot MEC Junior Preferred Stock and the Class IAM Junior Preferred Stock pursuant to Article Fourth, Parts II and III of the Restated Certificate, only persons who are nominated in accordance with this Section 2.10 shall be eligible to serve as Directors and only such business as shall have been brought before the meeting in accordance with this Section 2.10 shall be conducted at a meeting of Stockholders. Nominations for Union Directors shall be made only by the holders of the Class Pilot MEC Junior Preferred Stock and the Class IAM Junior Preferred Stock, and then only in accordance with the procedures and qualification requirements of the Restated Certificate and any stockholder agreements applicable to such nomination process. Except as otherwise provided by law, the Restated Certificate or these Restated Bylaws, the chairman of the meeting shall have the power and duty to determine whether such nomination or business was made in compliance with this Section 2.10 and, if such proposed nomination or business is deemed not to have been properly made, to declare that such nomination or proposal has not been properly brought before the meeting and shall be disregarded and declared to be out of order.

(2) For purposes of this Section 2.10, *"public announcement"* shall mean disclosure in a press release reported by the Dow Jones News Service, Associated Press or comparable national news service or in a document publicly filed by the Corporation with the Securities and Exchange Commission pursuant to Section 13, 14 or 15(d) of the Exchange Act.

(3) Notwithstanding the foregoing provisions of this Section 2.10, a Stockholder shall also comply with all applicable requirements of the Exchange Act with respect to the matters set forth in this Section 2.10. This Section 2.10 is expressly intended to apply to any business proposed to be brought before a meeting of Stockholders other than any proposal made pursuant to Rule 14a-8 under the Exchange Act. Nothing in this Section 2.10 shall be deemed to affect any rights of Stockholders to request inclusion of proposals in the Corporation's proxy statement pursuant to Rule 14a-8 under the Exchange Act.

2.11 *List of Stockholders.* It shall be the duty of the Secretary or other officer who has charge of the stock ledger to prepare and make, at least ten (10) days before each annual or special meeting of the Stockholders, a complete list of the Stockholders entitled to vote at such meeting, arranged in alphabetical order, and showing the address of each Stockholder and the number of shares registered in such Stockholder's name. Such list shall be produced and kept available at the times and places required by law. The stock ledger shall be the only evidence as to which Stockholders are the Stockholders entitled to examine the stock ledger or the list required by this Section 2.11, or to vote in person or by proxy at such meeting of the Stockholders.

2.12 *Remote Communication.* For the purposes of these Restated Bylaws, if authorized by the Board in its sole discretion, and subject to such guidelines and procedures as the Board may adopt, Stockholders and proxyholders may, by means of remote communication:

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(a) participate in a meeting of Stockholders; and

(b) be deemed present in person and vote at a meeting of Stockholders whether such meeting is to be held at a designated place or solely by means of remote communication, provided that (i) the Corporation shall implement reasonable measures to verify that each person deemed present and permitted to vote at the meeting by means of remote communication is a Stockholder or proxyholder, (ii) the Corporation shall implement reasonable measures to provide such Stockholders and proxyholders a reasonable opportunity to participate in the meeting and to vote on matters submitted to the Stockholders, including an opportunity to read or hear the proceedings of the meeting substantially concurrently with such proceedings, and (iii) if any Stockholder or proxyholder votes or takes other action at the meeting by means of remote communication, a record of such vote or other action shall be maintained by the Corporation.

2.13 *Proxy Access for Director Nominees.*

(a) *Definitions.* For purposes of this Section 2.13, the following terms shall have the following meanings:

(1) "*Compensation Arrangement*" shall mean any direct or indirect compensation or other monetary agreement, arrangement or understanding with any person or entity other than the Corporation, including, without limitation, any agreement, arrangement or understanding with respect to any direct or indirect compensation, reimbursement or indemnification in connection with candidacy, service or action as a nominee or as a Director.

(2) "*Eligible Stockholder*" shall mean a person who has either (A) been a record holder of the shares of Common Stock used to satisfy the eligibility requirements in Section 2.13(d) continuously for the required three-year period or (B) provides to the Secretary, within the time period referred to in Section 2.13(e), evidence of continuous Ownership of such shares for such three-year period from one or more securities intermediaries; *provided, however*, that any holder of Class Pilot MEC Junior Preferred Stock or Class IAM Junior Preferred Stock or any affiliate of such holder shall not qualify as an Eligible Stockholder.

(3) "*Maximum Number*" shall mean that number of directors constituting the greater of (A) two or (B) 20% of the total number of Directors who are subject to election at the next annual meeting by the holders of Common Stock on the last day on which a Nomination Notice may be submitted pursuant to this Section 2.13 (rounded down to the nearest whole number), which number shall be reduced as set forth in Section 2.13(c)(1).

(4) "*Minimum Number*" shall mean 3% of the number of outstanding shares of Common Stock as of the most recent date for which such amount is given in any filing by the Corporation with the Securities and Exchange Commission prior to the submission of the Nomination Notice.

(5) "*Nominating Stockholder*" shall mean any Eligible Stockholder or group of up to 20 Stockholders (a "*Nominator Group*") that, collectively as a group, satisfy the requirements to qualify as an Eligible Stockholder, that (A) has (individually and

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collectively, in the case of a Nominator Group) satisfied all applicable conditions and complied with all applicable procedures set forth in this Section 2.13 (including, without limitation, the timely submission of a Nomination Notice that meets the requirements set forth in this Section 2.13), and (B) has nominated a Stockholder Nominee. For the avoidance of doubt, any holder of Class Pilot MEC Junior Preferred Stock or Class IAM Junior Preferred Stock or any affiliate of such holder shall not be eligible to join a Nominator Group.

(6) "*Nomination Notice*" shall mean all information and documents that a Nominating Stockholder is required to submit to the Secretary pursuant to Section 2.13(f).

(7) "*Own*," "*Owned*" or "*Owning*" shall mean those outstanding shares of Common Stock with respect to which a Stockholder possesses both:

(A)  the full voting and investment rights pertaining to the shares; and

(B)  the full economic interest in (including the opportunity for profit and risk of loss on) such shares;

*provided*, that the number of shares calculated in accordance with clauses (A) and (B) shall not include any shares:

(i)  sold by such Stockholder or any of its affiliates in any transaction that has not been settled or closed, including any short sale;

(ii)  borrowed by such Stockholder or any of its affiliates for any purposes or purchased by such Stockholder or any of its affiliates pursuant to an agreement to resell; or

(iii)  subject to any option, warrant, forward contract, swap, contract of sale, other derivative or similar agreement entered into by such Stockholder or any of its affiliates, whether any such instrument or agreement is to be settled with shares or with cash based on the notional amount or value of shares of outstanding capital stock of the Corporation, in any such case which instrument or agreement has, or is intended to have, or if exercised by either party thereto would have, the purpose or effect of reducing in any manner, to any extent or at any time in the future, such Stockholder's or affiliates' full right to vote or direct the voting of any such shares, and/or hedging, offsetting or altering to any degree gain or loss arising from the full economic Ownership of such shares by such Stockholder or affiliate, other than any such arrangements solely involving a national or multi-national multi-industry market index.

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A Stockholder shall "Own" shares held in the name of a nominee or other intermediary so long as the Stockholder retains the right to instruct how the shares are voted with respect to the election of Directors and possesses the full economic interest in the shares. A Stockholder's Ownership of shares shall be deemed to continue during any period in which the Stockholder has delegated any voting power over such shares by means of a proxy, power of attorney or other instrument or arrangement which is revocable at any time by the Stockholder. A Stockholder's Ownership of shares shall be deemed to continue during any period in which the Stockholder has loaned such shares provided that the Stockholder has the power to recall such loaned shares on five business days' notice. The terms "Owned," "Owning" and other variations of the word "Own" shall have correlative meanings. Whether shares constitute shares Owned shall be determined in good faith by the Board, which determination shall be conclusive and binding on the Corporation and the Stockholders.

(8) "*Stock Exchange Rules*" shall mean the rules of any stock exchange on which the Corporation's securities are traded.

(9) "*Stockholder Nominee*" shall mean any person nominated for election pursuant to this Section 2.13.

(10) "*Voting Commitment*" shall mean any agreement, arrangement or understanding with, and any commitment or assurance to, any person or entity as to how a person, if elected as a Director, will act or vote on any issue or question.

(b) *Proxy Access at Annual Meeting.* Subject to the provisions of this Section 2.13, if expressly requested in the relevant Nomination Notice, the Corporation shall include in its proxy statement for any annual meeting of Stockholders:

(1) the name of any Stockholder Nominee, which shall also be included on the Corporation's form of proxy and ballot;

(2) disclosure about the Stockholder Nominee and the Nominating Stockholder required under the rules of the Securities and Exchange Commission or other applicable law to be included in the proxy statement;

(3) any statement included by the Nominating Stockholder in the Nomination Notice for inclusion in the proxy statement in support of the Stockholder Nominee's election to the Board (subject, without limitation, to Section 2.13(g)(4)), if such statement does not exceed 500 words; and

(4) any other information that the Corporation or the Board determines, in its discretion, to include in the proxy statement relating to the nomination of the Stockholder Nominee, including, without limitation, any statement in opposition to the nomination, information relating to any Compensation Arrangement and/or Voting Commitment, and any of the information provided pursuant to this Section 2.13.

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For the avoidance of doubt, the provisions of this Section 2.13 shall not apply to a special meeting of Stockholders, and the Corporation shall not be required to include a Director nominee of a Stockholder or group of Stockholders in the Corporation's proxy statement or form of proxy or ballot for any special meeting of Stockholders.

(c) *Maximum Number of Stockholder Nominees.*

(1) The Corporation shall not be required to include in the proxy statement for an annual meeting of Stockholders more Stockholder Nominees than the Maximum Number. In the event that one or more vacancies for any reason occurs on the Board after the deadline set forth in Section 2.13(e) but before the date of the annual meeting and the Board resolves to reduce the size of the Board in connection therewith, the Maximum Number shall be calculated based on the number of Directors in office as so reduced. The Maximum Number for a particular annual meeting shall be reduced by:

(A) Stockholder Nominees whose nominations for election at such annual meeting are subsequently withdrawn;

(B) Stockholder Nominees who the Board itself decides to nominate for election at such annual meeting;

(C) the number of incumbent Directors or Director candidates (including, without limitation, candidates who are not Stockholder Nominees) that in either case will be included in the Corporation's proxy statement for an annual meeting of Stockholders as an unopposed (by the Corporation) nominee pursuant to any agreement, arrangement or other understanding with any Stockholder or group of Stockholders; *provided, however,* that the Union Directors shall not be included in this number; and

(D) the number of incumbent Directors who had been Stockholder Nominees at any of the preceding two annual meetings of Stockholders and whose reelection at the upcoming annual meeting is being recommended by the Board.

(2) Any Nominating Stockholder submitting more than one Stockholder Nominee for inclusion in the Corporation's proxy materials pursuant to this Section 2.13 shall rank such Stockholder Nominees based on the order that the Nominating Stockholder desires such Stockholder Nominees to be selected for inclusion in the Corporation's proxy materials. In the event that the number of Stockholder Nominees submitted by Nominating Stockholders pursuant to this Section 2.13 exceeds the Maximum Number, the highest ranking Stockholder Nominee who meets the requirements of this Section 2.13 from each Nominating Stockholder will be selected for inclusion in the Corporation's proxy materials until the Maximum Number is reached, going in order of the amount (largest to smallest) of shares of the capital stock of the Corporation that each Nominating Stockholder disclosed as Owned in its respective Nomination Notice submitted to the Corporation. This selection process will continue with the next highest ranked nominees as many times as necessary, following the same order each time, until the Maximum Number is reached.

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(d) *Eligible Stockholders.*

(1) An Eligible Stockholder or Nominator Group may submit a nomination in accordance with this Section 2.13 only if the person or group (in the aggregate) has continuously Owned at least the Minimum Number (as adjusted for any stock splits, stock dividends or similar events) of shares of Common Stock throughout the three-year period preceding and including the date of submission of the Nomination Notice, and continues to Own at least the Minimum Number of shares through the date of the annual meeting. The following shall be treated as one Eligible Stockholder or one member of a Nominator Group if such Eligible Stockholder or member of a Nominator Group shall provide together with the Nomination Notice documentation that demonstrates compliance with the following criteria:

    (A)  funds under common management and investment control;

    (B)  funds under common management and funded primarily by the same employer; or

    (C)  a "family of investment companies" or a "group of investment companies" (each as defined in the Investment Company Act of 1940, as amended).

    For the avoidance of doubt, in the event of a nomination by a Nominator Group, any and all requirements and obligations for a given Eligible Stockholder (including, without limitation, each and every fund or company that comprises the Nominator Group) that are set forth in this Section 2.13, including the minimum holding period, shall apply to each member of such Nominator Group; *provided, however,* that the Minimum Number shall apply to the Ownership of the Nominator Group in the aggregate. Should any Stockholder withdraw from a Nominator Group at any time prior to the annual meeting of Stockholders, the Nominator Group shall only be deemed to Own the shares held by the remaining members of the group.

(2) No Stockholder shall be permitted to be in more than one Nominator Group, and if any Stockholder appears as a member of more than one Nominator Group, or as a member of a Nominator Group and as a Nominating Stockholder without any such group, such Stockholder shall be deemed to be a member of only the Nominator Group that has the largest Ownership position as reflected in the Nomination Notice and is not permitted to act as a Nominating Stockholder separate from such Nominator Group.

(e) *Timely Nomination Notice.* To be timely, the Nomination Notice shall be delivered to, or mailed and received by, the Secretary at the principal executive offices of the Corporation:

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(1) not earlier than the close of business on the 150th day and not later than the close of business on the 120th day prior to the one-year anniversary of the date (as stated in the Corporation's proxy materials relating to that annual meeting) that the Corporation first mailed its proxy statement for the annual meeting of the previous year, except where information or documents are required to be provided after the date the Nomination Notice is first submitted, as set forth in this Section 2.13; or

(2) if (and only if) the annual meeting is scheduled to be held on a date that is not within thirty (30) days before or after the anniversary date of the immediately preceding annual meeting of the Stockholders, the Nomination Notice to be timely must be so delivered or received not later than the close of business on the tenth day following the earlier of the date on which such notice or public disclosure of the date of the meeting was given or made, and in no event shall the adjournment or postponement of an annual meeting, or the announcement thereof, commence a new time period (or extend any time period) for the giving of the Nomination Notice.

(f) *Nomination Notice.* The Nomination Notice shall consist of, collectively, the following information, documents and agreements which shall, for avoidance of doubt, be compiled, completed and submitted by the Nominating Stockholder or its representatives at its own cost:

(1) documentary evidence in the form of one or more written statements from the record holder of the shares (and from each intermediary through which the shares are or have been held during the requisite three-year holding period, provided that each such intermediary must be a participant in the Depository Trust Company or an affiliate of a participant in the Depository Trust Company) verifying and certifying that, as of a date within seven calendar days prior to the date of the Nomination Notice, the Nominating Stockholder Owns, and has continuously Owned for the preceding three years, the Minimum Number of shares, and the Nominating Stockholder's agreement to provide, within five business days after the record date for the annual meeting, documentary evidence in the form of written statements from the record holder and intermediaries verifying and certifying the Nominating Stockholder's continuous Ownership of the Minimum Number of shares through the record date;

(2) an undertaking to provide immediate notice if the Nominating Stockholder ceases to Own the Minimum Number of shares prior to the date of the annual meeting;

(3) a copy of the Schedule 14N (or any successor form) relating to the Stockholder Nominee, completed and filed with the Securities and Exchange Commission by the Nominating Stockholder as applicable, in accordance with Securities and Exchange Commission rules;

(4) a written notice of the nomination of such Stockholder Nominee that includes the following additional information, agreements, representations and warranties by the Nominating Stockholder (including, for the avoidance of doubt, each member of a Nominator Group):

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(A)   the information and other deliverables that would be required to be set forth in a Stockholder's notice of
        nomination pursuant to Section 2.10(a)(3), as if the Nominating Stockholder were the Proposing Person under
        that section;

(B)   a detailed description of all communications by such Nominating Stockholder with any other Stockholder or
        beneficial owner of any securities of the Corporation regarding such Stockholder Nominee;

(C)   the details of any relationship that existed within the past three years and that would have been described
        pursuant to Item 6(e) of Schedule 14N (or any successor item) if it existed on the date of submission of the
        Schedule 14N;

(D)   a representation and warranty that the Nominating Stockholder did not acquire, and is not holding, securities
        of the Corporation for the purpose or with the effect of influencing or changing control of the Corporation;

(E)   a representation and warranty that the Nominating Stockholder has not nominated and will not nominate for
        election to the Board at the annual meeting any person other than such Nominating Stockholder's Stockholder
        Nominee(s);

(F)   a representation and warranty that the Nominating Stockholder has not engaged in and will not engage in a
        "solicitation" within the meaning of Rule 14a-1(l) under the Exchange Act with respect to the annual meeting,
        other than with respect to such Nominating Stockholder's Stockholder Nominee(s) or any nominee of the
        Board;

(G)   a representation and warranty that the Nominating Stockholder has not engaged in and will not engage in,
        other than with respect to such Nominating Stockholder's Stockholder Nominee(s) or any nominee of the
        Board, (1) an exempt solicitation as described in Rule 14a-2(b) under the Exchange Act, or (2) any
        communication, as described in Rule 14a-1(l)(2)(iv) under the Exchange Act, stating how the Nominating
        Stockholder intends to vote at the annual meeting and the reasons therefore;

(H)   a representation and warranty that the Nominating Stockholder will not use or distribute any proxy card other
        than the Corporation's proxy card in soliciting Stockholders in connection with the election of a Stockholder
        Nominee at the annual meeting;

(I)   a representation and warranty that the Stockholder Nominee's candidacy or, if elected, Board membership
        would not violate applicable state or federal law or Stock Exchange Rules;

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(J)  a representation and warranty that the Stockholder Nominee: (i) qualifies as independent under the Stock Exchange Rules and any publicly disclosed standards used by the Board in determining and disclosing the independence of the Directors; and (ii) is not and has not been subject to any event specified in Rule 506(d)(1) of Regulation D (or any successor rule) under the Securities Act of 1933 or Item 401(f) of Regulation S-K (or any successor rule) under the Exchange Act, without reference to whether the event is material to an evaluation of the ability or integrity of the Stockholder Nominee;

(K)  a representation and warranty that the Nominating Stockholder satisfies the eligibility requirements set forth in Section 2.13(d);

(L)  a representation and warranty that the Nominating Stockholder will continue to satisfy the eligibility requirements described in Section 2.13(d) through the date of the annual meeting;

(M)  the details of any position of the Stockholder Nominee as an officer or director of any competitor (that is, any entity that provides products or services that compete with or are alternatives to the principal products produced or services provided by the Corporation or its affiliates) of the Corporation, within the three years preceding the submission of the Nomination Notice;

(N)  if desired, a statement for inclusion in the proxy statement in support of the Stockholder Nominee's election to the Board; *provided*, that any such statement shall not exceed 500 words and shall fully comply with Section 14 of the Exchange Act and the rules and regulations thereunder; and

(O)  in the case of a nomination by a Nominator Group, the designation by all group members of one group member that is authorized to act on behalf of all group members with respect to matters relating to the nomination, including withdrawal of the nomination.

(5) an executed agreement (which form of agreement shall be provided by the Secretary upon written request), which must be submitted within ten days of the Nominating Stockholder's first submission of the Nomination Notice, pursuant to which the Nominating Stockholder (including each member of a Nominator Group) agrees:

(A)  to comply with all applicable laws, rules and regulations in connection with the nomination, solicitation and election;

(B)  to file any written solicitation or other communication with the Corporation's Stockholders relating to one or more of the Corporation's Directors or Director nominees or any Stockholder Nominee with the Securities and Exchange Commission,

regardless of whether any such filing is required under any rule or regulation or whether any exemption from filing is available for such materials under any rule or regulation;

(C)   to assume all liability stemming from any action, suit or proceeding concerning any actual or alleged legal or regulatory violation arising out of any communication by the Nominating Stockholder or the Stockholder Nominee nominated by such Nominating Stockholder with the Corporation, its Stockholders or any other person, including, without limitation, the Nomination Notice;

(D)   to indemnify and hold harmless (jointly with all other members of a Nominator Group, if applicable) the Corporation and each of its Directors, officers and employees individually against any liability, loss, damages, expenses or other costs (including attorneys' fees) incurred in connection with any action, suit or proceeding (whether threatened, pending or completed), whether legal, judicial administrative or investigative, against the Corporation or any of its Directors, officers or employees arising out of or relating to a failure or alleged failure of the Nominating Stockholder or Stockholder Nominee to comply with, or any breach or alleged breach of, its, or his or her, as applicable, obligations, agreements or representations under or pursuant to this Section 2.13, or otherwise arising out of any nomination, solicitation or other activity by any Eligible Stockholder or any member of a Nominator Group in connection with its efforts pursuant to this Section 2.13;

(E)   to promptly (and in any event within 48 hours of discovering such misstatement or omission) notify the Corporation and any other recipient of any misstatement or omission if information included in the Nomination Notice, or any other communication by the Nominating Stockholder (including with respect to any member of a Nominator Group) with the Corporation, its Stockholders or any other person in connection with the nomination or election ceases to be true and accurate in all material respects (or omits a material fact necessary to make the statements made not misleading), and promptly notify the Corporation and any other recipient of the information that is required to correct the misstatement or omission; and

(F)   in the event that the Nominating Stockholder (including any member of a Nominator Group) has failed to continue to satisfy the eligibility requirements described in Section 2.13(d), to promptly notify the Corporation.

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(6) an executed questionnaire (which form of questionnaire shall be provided by the Secretary upon written request), which must be submitted within ten days of the Nominating Stockholder's first submission of the Nomination Notice;

(7) an executed agreement (which form of agreement shall be provided by the Secretary upon written request), which must be submitted within ten days of the Nominating Stockholder's first submission of the Nomination Notice, by the Stockholder Nominee:

    (A) to provide to the Corporation such other information as it may reasonably request, including such other information (i) as may be reasonably required by the Corporation to determine the eligibility of such proposed nominee to serve as an independent Director of the Corporation in accordance with the Corporation's corporate governance guidelines as then in effect or (ii) that could be material to a reasonable Stockholder's understanding of the independence, or lack thereof, of such proposed nominee;

    (B) that the Stockholder Nominee has read and agrees, if elected to serve as a member of the Board, to adhere to all applicable publicly disclosed corporate governance, conflict of interest, confidentiality and stock ownership and trading policies and guidelines of the Corporation;

    (C) that the Stockholder Nominee agrees to be named in the proxy statement as a nominee and to serve as a Director if elected; and

    (D) that the Stockholder Nominee is not and will not become a party to (i) any Compensation Arrangement in connection with such person's nomination or candidacy for Director and/or such person's service or action as a Director that has not been disclosed to the Corporation prior to or concurrently with the Nominating Stockholder's submission of the Nomination Notice, or (ii) any Voting Commitment that has not been disclosed to the Corporation prior to or concurrently with the Nominating Stockholder's submission of the Nomination Notice.

The information and documents required by this Section 2.13(f) shall be provided with respect to and executed by the Nominating Stockholder (and each member of a Nominator Group), and provided with respect to the persons specified in Instructions 1 and 2 to Items 6(c) and (d) of Schedule 14N (or any successor item) in the case of a Nominating Stockholder or any member of a Nominator Group. The Nomination Notice shall be deemed submitted on the date on which all the information and documents referred to in this Section 2.13(f) (other than such information and documents required to be provided after the date the Nomination Notice is first submitted) have been delivered to or, if sent by

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mail, received by the Secretary. The Nominating Stockholder shall further update and supplement the Nomination Notice, if necessary, so that the information provided or required to be provided in such Nomination Notice shall be true and correct as of the record date for the meeting and as of the date that is ten business days prior to the meeting or any adjournment or postponement thereof, and such update and supplement shall be delivered to, or mailed and received by, the Secretary at the principal executive offices of the Corporation not later than five business days after the record date for the meeting (in the case of the update and supplement required to be made as of the record date), and not later than eight business days prior to the date for the meeting or, if practicable, any adjournment of postponement thereof (and, if not practicable, on the first practicable date prior to the date to which the meeting has been adjourned or postponed) (in the case of the update and supplement required to be made as of ten business days prior to the meeting or any adjournment or postponement thereof).

(g) *Exclusion or Disqualification of Stockholder Nominees.*

(1) If, after the deadline for submitting a Nomination Notice as set forth in Section 2.13(e), a Nominating Stockholder becomes ineligible or withdraws its nomination or a Stockholder Nominee becomes ineligible or unwilling to serve on the Board, whether before or after the mailing of the definitive proxy statement, the Corporation:

    (A)  shall not be required to include in its proxy statement or on any ballot or form of proxy the Stockholder Nominee or any successor or replacement nominee proposed by the Nominating Stockholder or by any other Nominating Stockholder; and

    (B)  may otherwise communicate to its Stockholders, including without limitation by amending or supplementing its proxy statement or ballot or form of proxy, that the Stockholder Nominee will not be included as a Stockholder Nominee in the proxy statement or on any ballot or form of proxy and will not be voted on at the annual meeting.

(2) Notwithstanding anything to the contrary contained in this Section 2.13, the Corporation may omit from its proxy materials any Stockholder Nominee, and any information concerning such Stockholder Nominee (including a Nominating Stockholder's statement in support), and in such case no vote on such Stockholder Nominee will occur (notwithstanding that proxies in respect of such vote may have been received by the Corporation), and the Nominating Stockholder may not, after the last day on which a Nomination Notice would be timely, cure in any way any defect preventing the nomination of the Stockholder Nominee, if:

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(A)  the Corporation receives a notice that a Stockholder intends to nominate a candidate for Director at the annual meeting pursuant to the advance notice requirements set forth in Section 2.10(a);

(B)  the Nominating Stockholder has engaged in a "solicitation" within the meaning of Rule 14a-1(l) under the Exchange Act with respect to the annual meeting, other than with respect to such Nominating Stockholder's Stockholder Nominee(s) or any nominee of the Board;

(C)  the Nominating Stockholder has engaged in, other than with respect to such Nominating Stockholder's Stockholder Nominee(s) or any nominee of the Board, (i) an exempt solicitation as described in Rule 14a-2(b) under the Exchange Act, or (ii) any communication, as described in Rule 14a-1(l)(2)(iv) under the Exchange Act, stating how the Nominating Stockholder intends to vote at the annual meeting and the reasons therefore;

(D)  the Nominating Stockholder or the designated lead group member of a Nominator Group, as applicable, or any qualified representative thereof, does not appear at the annual meeting to present the nomination submitted in accordance with this Section 2.13;

(E)  the Board, acting in good faith, determines that such Stockholder Nominee's nomination or election to the Board would result in the Corporation violating or failing to be in compliance with these Restated Bylaws or the Restated Certificate or any applicable law, rule or regulation to which the Corporation is subject, including the Stock Exchange Rules;

(F)  the Stockholder Nominee was nominated for election to the Board pursuant to this Section 2.13 at one of the Corporation's two preceding annual meetings of Stockholders and either withdrew from or became ineligible or unavailable for election at such annual meeting or received a vote of less than 25% of the shares of capital stock entitled to vote for such Stockholder Nominee;

(G)  the Stockholder Nominee has been, within the past three years, an officer or director of a competitor, as defined for purposes of Section 8 of the Clayton Antitrust Act of 1914, as amended; or

(H)  the Nominating Stockholder has failed to continue to satisfy the eligibility requirements described in Section 2.13(d), any of the representations and warranties made in the Nomination Notice ceases to be true and accurate in all material respects (or omits a material fact necessary to make the statement made not

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misleading), the Stockholder Nominee becomes unwilling or unable to serve on the Board or any violation or breach occurs of any of the obligations, agreements, representations or warranties of the Nominating Stockholder or the Stockholder Nominee under this Section 2.13.

(3) Notwithstanding anything to the contrary contained in this Section 2.13, the Corporation may omit from its proxy statement, or may supplement or correct, any information, including all or any portion of the statement in support of the Stockholder Nominee included in the Nomination Notice, if:

(A)  such information is not true in all material respects or omits a material statement necessary to make the statements made not misleading;

(B)  such information directly or indirectly impugns the character, integrity or personal reputation of, or directly or indirectly makes charges concerning improper, illegal or immoral conduct or associations, without factual foundation, with respect to, any individual, Corporation, partnership, association or other entity, organization or governmental authority;

(C)  the inclusion of such information in the proxy statement would otherwise violate the Securities and Exchange Commission proxy rules or any other applicable law, rule or regulation; or

(D)  the inclusion of such information in the proxy statement would impose a material risk of liability upon the Corporation.

(4) The Corporation may solicit against, and include in the proxy statement its own statement relating to, any Stockholder Nominee.

(h) *Interpretation.* The Board (and any other person or body authorized by the Board, including, without limitation, the Chairman of the relevant annual meeting) shall have the power and authority to interpret this Section 2.13 and to make any and all determinations necessary or advisable to apply this Section 2.13 to any persons, facts or circumstances, including the power to determine (1) whether one or more Stockholders or beneficial owners qualifies as an Eligible Stockholder or Nominator Group, as applicable, (2) whether a Nomination Notice complies with this Section 2.13, (3) whether a Stockholder Nominee satisfies the qualifications and requirements in this Section 2.13, and (4) whether any and all requirements of this Section 2.13 have been satisfied. Any such interpretation or determination adopted in good faith by the Board (or any other person or body authorized by the Board, including, without limitation, the Chairman of the relevant annual meeting) shall be binding on all persons, including the Corporation and its Stockholders (including any beneficial owners). The Chairman of the meeting shall, if the facts warrant, determine and declare to the meeting that a nomination was not made in accordance with the foregoing procedures, and the defective nomination shall be disregarded.

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# ARTICLE 3

## Board Of Directors

3.1 *Number and Term of Office*. The number and term of office of Directors on the Board shall be determined as provided in the Restated Certificate.

3.2 *Powers*. The Board may, except as otherwise provided in the Restated Certificate or the DGCL, exercise all such powers and do all such acts and things as may be exercised or done by the Corporation.

3.3 *Place of Meetings*. Meetings of the Board may be held either within or without the State of Delaware at such place as is indicated in the notice or waiver of notice thereof. It is intended that a majority of the in-person Board meetings in each calendar year shall be held in the Greater Chicago Metropolitan Area.

3.4 *Organization Meeting*. The Board shall meet as soon as practicable after each annual meeting of Stockholders at the place of such annual meeting for the purpose of organization and the transaction of other business. No notice of such meeting of the Board shall be required. Such organization meeting may be held at any other time or place specified in a notice given as hereinafter provided for special meetings of the Board, or in a consent and waiver of notice thereof, signed by all of the Directors.

3.5 *Stated Meetings*. The Board shall from time to time, by resolution adopted by the affirmative vote of at least a majority of the votes entitled to be cast by the Entire Board, appoint the time and place for holding stated meetings of the Board; and such meetings shall thereupon be held at the time and place so appointed, without the giving of any special notice with regard thereto. Any and all business may be transacted at any stated meeting.

3.6 *Special Meetings*. Special meetings of the Board shall be held whenever called by the Secretary, at the direction of any three Directors, or by the Chairman, or, in the event that the office of the Chairman is vacant, by the Chief Executive Officer, or in the event that the offices of the Chairman and Chief Executive Officer are vacant, by the President. Notice of a special meeting shall set forth a description of such meeting and be sent to the Directors as provided in Section 3.7.

3.7 *Notices of Board Meetings*. Notice of any meeting shall be sent to each Director at his or her residence or usual place of business either (a) by reputable overnight delivery service in circumstances to which such service guarantees next day delivery, not later than on the day that is the second business day immediately preceding the day of such meeting, or (b) by facsimile, telex, telegram or electronic mail, not later than twenty-four (24) hours before the time of such meeting. If sent by overnight delivery service, such notice shall be deemed to be given when delivered to such service; if sent by facsimile, telex, telegram or electronic mail, such notice shall be deemed to be given when transmitted. Notice of any meeting of the Board need not however be given to any Director, if waived by him or her in writing or if, subject to applicable law, he or she shall be present at the meeting. Any meeting of the Board shall be a legal meeting without any notice thereof having been given if all of the Directors shall be present

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thereat, except when a Director attends a meeting for the express purpose of objecting at the beginning of the meeting to the transaction of any business because the meeting is not lawfully called or convened.

3.8 *Quorum and Manner of Acting.* Except as otherwise required by applicable law, the Restated Certificate or these Restated Bylaws, the presence at any organization, stated or special meeting of Directors having at least a majority of the votes entitled to be cast by the Entire Board shall constitute a quorum for the transaction of business; and, except as otherwise required by applicable law, the Restated Certificate or these Restated Bylaws, the affirmative vote of a majority of the votes entitled to be cast by the Directors present at any meeting at which a quorum is present shall be the act of the Board. In the absence of a quorum, the affirmative vote of a majority of the votes entitled to be cast by the Directors present may adjourn any meeting, from time to time, until a quorum is present.

3.9 *Telephone Meetings.* Directors or members of any committee of the Board may participate in a meeting of the Board or of such committee by means of conference telephone or other communications equipment by means of which all persons participating in the meeting can hear each other, and participation in a meeting pursuant to this Section 3.9 shall constitute presence in person at such meeting.

3.10 *Chairman of the Board Pro Tempore.* In the absence of both the Chairman and the Chief Executive Officer at any meeting of the Board, the Board may appoint from among its members a Chairman of the Board pro tempore, who shall preside at such meeting, except where otherwise provided by law.

3.11 *Resignation.* Any Director may resign at any time upon notice given in writing or by electronic transmission to the Corporation. Any such resignation shall take effect at the time received by the Corporation, unless the resignation specifies a later effective date or an effective date determined upon the happening of one or more events.

3.12 *Removal of Directors.* Any Director or the entire Board may be removed with or without cause as provided under the DGCL.

3.13 *Vacancies and Newly Created Directorships.* Except as otherwise provided in the Restated Certificate, vacancies and newly created directorships resulting from any increase in the authorized number of Directors may be filled by a majority of the Directors then in office, even if less than a quorum, or by a sole remaining Director, and the Directors so chosen shall hold office until the next election of Directors and until their successors are duly elected and qualified or until earlier resignation or removal. If there are no Directors in office, then an election of Directors may be held in the manner provided by statute.

3.14 *Directors' Fees.* The Board shall have authority to determine, from time to time, the amount of compensation that shall be paid to its members for attendance at meetings of the Board or of any committee of the Board, which compensation may be payable currently or deferred.

3.15 *Action Without Meeting.* Any action required or permitted to be taken at any meeting of the Board or any committee of the Board may be taken without a meeting if all of the

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members of the Board or of any such committee, as the case may be, consent thereto in writing, by electronic transmission or transmissions, or as otherwise permitted by law and, if required by law, the writing or writings or electronic transmission or transmissions are filed with the minutes of proceedings of the Board or of such committee. Such filing shall be in paper form if the minutes are maintained in paper form and shall be in electronic form if the minutes are maintained in electronic form.

# ARTICLE 4

## Board Committees

4.1 *Designation.*

(a) Except as otherwise provided in the Restated Certificate, the Board may, by resolution adopted by the affirmative vote of at least a majority of the votes entitled to be cast by the Entire Board, designate one or more committees of the Board, each such committee to consist of one or more Directors. Except as otherwise provided in the Restated Certificate, unless sooner discharged by the affirmative vote of a majority of the votes entitled to be cast by the Entire Board, members of each committee of the Board shall hold office until the organization meeting of the Board in the next subsequent year and until their respective successors are appointed.

(b) So far as practicable, members of each committee of the Board shall be appointed annually at the organization meeting of the Board. The Board may designate one or more Directors as alternate members of any committee of the Board, who may replace any absent or disqualified member at any meeting of such committee. The Nominating/Governance Committee of the Board shall have the power to recommend to the Board a chairman of each committee of the Board by the affirmative vote of a majority of the votes entitled to be cast by all of the members of the Nominating/Governance Committee. The Board shall have the power to appoint one of its members to act as chairman of each committee of the Board.

(c) Notwithstanding the foregoing, except as required by law or otherwise provided in these Restated Bylaws, no committee of the Board will have the authority to (i) issue dividends, distributions or securities, except for issuances of cash or securities pursuant to employee benefit plans; (ii) to approve a Fundamental Change or Change in Ownership, except as may be required in the exercise of fiduciary duties; (iii) to take any action that would require the approval of the Stockholders pursuant to the DGCL; (iv) elect any officer designated as such in Section 5.1 or to fill any vacancy in any such office; (v) designate the Chief Executive Officer or the Chairman of the Board; (vi) fill any vacancy in the Board or any newly created Directorship; (vii) amend these Restated Bylaws; (viii) take any action that under these Restated Bylaws is required to be taken by vote of a specified proportion of the Entire Board or of the Directors at the time in office; or (ix) take any action, the power or authority for which is reserved for the Entire Board pursuant to Section 141(c)(2) of the DGCL, except as otherwise set forth in such Section 141(c)(2).

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4.2 *Meetings*.

(a) Stated meetings of any committee of the Board shall be held at such times and at such places as shall be fixed, from time to time, by resolution adopted by the Board or by the affirmative vote of a majority of the votes entitled to be cast by the members of such committee of the Board and upon notification pursuant to Section 4.3 to all the members of such committee. Any and all business may be transacted at any stated meeting of any committee of the Board.

(b) Special meetings of any committee of the Board may be called at any time by the chairman of such committee or by any two members of such committee. Notice of a special meeting of any committee of the Board shall set forth a description of the business to be transacted at such meeting and be sent to the members of such committee of the Board as provided in Section 4.3.

4.3 *Notice of Board Committee Meetings*. Notice of any meeting of any committee of the Board shall be sent to each member of such committee at his or her residence or usual place of business either (a) by reputable overnight delivery service in circumstances to which such service guarantees next day delivery, not later than on the day that is the second business day immediately preceding the day of such meeting, or (b) by facsimile, telex, telegram or electronic mail, not later than twenty-four (24) hours before the time of such meeting. If sent by overnight delivery service, such notice shall be deemed to be given when delivered to such service; if sent by facsimile, telex, telegram or electronic mail, such notice shall be deemed to be given when transmitted. Notice of any meeting of a committee of the Board need not however be given to any member of such committee, if waived by him or her in writing or if, subject to applicable law, he or she shall be present at the meeting. Any meeting of a committee of the Board shall be a legal meeting without any notice thereof having been given if all of the members shall be present thereat except when a Director attends a meeting for the express purpose of objecting at the beginning of the meeting to the transaction of any business because the meeting is not lawfully called or convened.

4.4 *Place of Meetings*. Meetings of any committee of the Board may be held either within or without the State of Delaware.

4.5 *Quorum and Voting Requirements of Board Committees*.

(a) The presence of Directors entitled to cast at least a majority of the aggregate number of votes entitled to be cast by all Directors on a committee of the Board shall constitute a quorum for the transaction of business, and any act of a committee of the Board shall require the affirmative vote of at least a majority of the votes entitled to be cast by the Directors present at a meeting of such committee at which a quorum is present.

(b) The members of any committee of the Board shall act only as a committee of the Board, and the individual members of the Board shall have no power as such.

4.6 *Records*. Each committee of the Board shall keep a record of its acts and proceedings and shall report the same, from time to time, to the Board. The Secretary, or, in his or her absence, an Assistant Secretary, shall act as secretary to each committee of the Board, or a committee of the Board may, in its discretion, appoint its own secretary.

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4.7 *Vacancies.* Except as otherwise provided in the Restated Certificate, any vacancy in any committee of the Board shall be filled by a majority of the Directors then in office.

4.8 *Committee Procedure.* The Board by resolution or resolutions shall establish the rules of procedure to be followed by each committee, which shall include a requirement that such committee keep regular minutes of its proceedings and deliver to the Secretary the same.

4.9 *Executive Committee.*

(a) In addition to any requirements set forth in the Restated Certificate or these Restated Bylaws, an Executive Committee shall be appointed, to consist of the Chairman, the Chief Executive Officer and three or more other Directors; *provided, however,* that at least a majority of the Executive Committee shall consist of Directors who are neither officers nor employees of the Corporation or of any of its affiliated corporations.

(b) Subject to the provisions of the DGCL and these Restated Bylaws, the Executive Committee shall have and may exercise all the powers of the Board in the management of the business and affairs of the Corporation, including, without limitation, the power to authorize the seal of the Corporation to be affixed to all papers that may require it, but excluding any powers granted by the Board to any other committee of the Board.

(c) Subject to any provision in the Restated Certificate or the DGCL, any action herein authorized to be taken by the Executive Committee and which is duly taken by it in accordance herewith shall have the same effect as if such action were taken by the Board.

# ARTICLE 5

## Officers, Employees and Agents:
## Powers And Duties

5.1 *Officers.* The officers of the Corporation, who shall be elected by the Board, may be a Chairman of the Board (who shall be a Director), a Treasurer and one or more Assistant Treasurers, and shall be a Chief Executive Officer, a President, one or more Vice Chairmen, one or more Vice Presidents (who may be further classified by such descriptions as "executive," "senior," "assistant," "staff" or otherwise, as the Board shall determine), a General Counsel, a Secretary and one or more Assistant Secretaries. The Board may also elect, and may delegate power to appoint, such other officers and select such other employees or agents as, from time to time, may appear to be necessary or advisable in the conduct of the affairs of the Corporation. Any officer may also be elected to another office or offices.

5.2 *Term of Office.* Subject to the provisions of the Restated Certificate or these Restated Bylaws, so far as practicable, each officer shall be elected at the organization meeting of the Board in each year, and shall hold office until the organization meeting of the Board in the next subsequent year and until his or her successor is chosen or until his or her earlier death, resignation or removal in the manner hereinafter provided.

5.3 *Resignation and Removal of Officers.* Any officer may resign at any time upon written notice to the Corporation. Any officer may be removed at any time, either for or without

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cause, by the affirmative vote of at least a majority of the votes entitled to be cast by the Entire Board, at any meeting called for that purpose. The Board may delegate such power of removal as to officers, agents and employees not appointed by the Board. Such removal shall be without prejudice to a person's contract rights, if any, but the appointment of any person as an officer, agent or employee of the Corporation shall not of itself create contract rights.

5.4 *Vacancies*. If any vacancy occurs in any office, the Board may elect a successor to fill such vacancy for the remainder of the term.

5.5 *Chairman of the Board*.

(a) The Board may elect a Director as Chairman of the Board.

(b) The Chairman shall determine the agenda for Board meetings, in consultation with the lead independent director of the Board, if applicable, and shall preside at all meetings of the Board at which he or she may be present. The Chairman shall have such other powers and duties as he or she may be called upon by the Board to perform.

5.6 *Chief Executive Officer*. The Chief Executive Officer shall have general and active control of the business and affairs of the Corporation and, in the absence of the Chairman (or if there be none), he or she shall preside at all meetings of the Board. He or she shall have general power (a) to execute bonds, deeds and contracts in the name of the Corporation, (b) to affix the corporate seal, (c) to sign stock certificates, (d) subject to the provisions of the Restated Certificate, these Restated Bylaws and the approval of the Board, to select all employees and agents of the Corporation whose selection is not otherwise provided for and to fix the compensation thereof, (e) to remove or suspend any employee or agent who shall not have been selected by the Board, (f) to suspend for cause, pending final action by the Board any employee or agent who shall have been selected by the Board and (g) to exercise all the powers usually and customarily performed by the chief executive officer of a corporation.

5.7 *President*. The President, if not designated as Chief Executive Officer of the Corporation, shall perform such duties as are delegated by the Board, the Chairman or the Chief Executive Officer. In the event of an absence, disability or vacancy in the office of the Chief Executive Officer, the President shall act in the place of the Chief Executive Officer with authority to exercise all his or her powers and perform his or her duties.

5.8 *Vice Chairmen*. The Board may elect one or more officers designated as the Vice Chairman, but the appointment of one or more Vice Chairmen shall not be required. If one or more Vice Chairmen shall be elected, then each Vice Chairman shall have such powers and perform all such duties and services as may be assigned to or required of them, from time to time, by the Board, the Chairman or the Chief Executive Officer, respectively. In the event of the absence or disability of both the Chairman and the Chief Executive Officer, the President may designate one of the Vice Chairmen, or one of the several Vice Presidents, to act in his or her place with authority to exercise all of his or her powers and perform his or her duties, provided that the Board may change such designation, or if the President fails or is unable to make such designation, the Board may make such designation at a regular or special meeting called for that purpose.

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5.9 *Vice Presidents and Other Officers.* The several Vice Presidents and other elected officers, including, without limitation, the General Counsel, shall perform all such duties and services as shall be assigned to or required of them, from time to time, by the Board, or the Chief Executive Officer, respectively. In the event of the absence or disability of both the Chairman and the Chief Executive Officer, the President may designate one of the Vice Chairmen, or one of the several Vice Presidents, to act in his or her place with authority to exercise all of his or her powers and perform his or her duties, provided that the Board may change such designation, or if the President fails or is unable to make such designation, the Board may make such designation at a regular or special meeting called for that purpose.

5.10 *Secretary.* The Secretary shall attend to the giving of notice of all meetings of Stockholders and the Board and shall keep and attest true records of all proceedings thereat. He or she shall have charge of the corporate seal and have authority to attest any and all instruments or writings to which the same may be affixed. He or she shall keep and account for all books, documents, papers and records of the Corporation, except those which are directed to be in charge of the Treasurer, and he or she may delegate responsibility for maintaining the stock ledger to any transfer agent or registrar appointed by the Board. He or she shall have authority to sign stock certificates and shall generally perform all the duties usually appertaining to the office of secretary of a corporation. In the absence of the Secretary, an Assistant Secretary or Secretary pro tempore shall perform his or her duties.

5.11 *Treasurer.* The Treasurer, if any, shall be responsible for the collection, receipt, care, custody and disbursement of the funds of the Corporation and shall deposit or cause to be deposited all funds of the Corporation in and with such depositories as the Board shall, from time to time, direct. He or she shall have the care and custody of all securities owned by the Corporation, and shall deposit such securities with such banks or in such safe deposit vaults, and under such controls, as the Board shall, from time to time, direct. He or she shall disburse funds of the Corporation on the basis of vouchers properly approved for payment by the controller of the Corporation or his or her duly authorized representative. He or she shall be responsible for the maintenance of detailed records of cash and security transactions and shall prepare such reports thereof as may be required. He or she shall have the power to sign stock certificates and to endorse for deposit or collection or otherwise all checks, drafts, notes, bills of exchange or other commercial paper payable to the Corporation and to give proper receipts or discharges therefor. He or she shall have such other duties as are commonly incidental to the office of treasurer of a corporation. In the absence of the Treasurer, an Assistant Treasurer shall perform his or her duties.

5.12 *Additional Powers and Duties.* In addition to the foregoing especially enumerated duties and powers, the officers of the Corporation shall perform such other duties and exercise such further powers as may be provided in these Restated Bylaws or as the Board may, from time to time, determine or as may be assigned to them by any competent superior officer.

5.13 *Compensation.* Except as otherwise provided in the Restated Certificate, the compensation of all officers of the Corporation shall be fixed, from time to time, by the Board or the Compensation Committee, but this power may be delegated to any officer by the Board or the Compensation Committee in accordance with applicable law.

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5.14 *Prohibition on Loans to Directors and Executive Officers.* The Corporation shall not directly or indirectly extend or maintain credit, arrange for the extension of credit, or renew an extension of credit, in the form of a personal loan to or for any member of the Board or executive officer of the Corporation, as such terms are used in Section 13(k) of the Exchange Act and the rules and regulations promulgated thereunder.

## ARTICLE 6

### Stock And Transfers Of Stock

6.1 *Stock Certificates.* The Common Stock shall be uncertificated. The shares of the Corporation other than the Common Stock shall be represented by certificates or shall be uncertificated. The Board shall have the power and authority to make such rules and regulations as it may deem expedient concerning the issue, transfer and registration of uncertificated shares or certificates for shares of stock of the Corporation. Each certificate shall be signed by the Chairman or the President or a Vice Chairman or a Vice President, and by the Treasurer or an Assistant Treasurer, or the Secretary or an Assistant Secretary, certifying the number of certificated shares owned by such Stockholder in the Corporation. Any or all of the signatures on the certificate may be a facsimile. In case any officer, Transfer Agent or Registrar who has signed or whose facsimile signature has been placed upon a certificate shall cease to be such officer, Transfer Agent or Registrar before such certificate is issued, it may be issued by the Corporation with the same effect as if he or she were such officer, Transfer Agent or Registrar at the date of issuance.

6.2 *Transfer Agents and Registrars.* The Board may, in its discretion, appoint responsible banks or trust companies as the Board may deem advisable, from time to time, to act as Transfer Agents and Registrars of the stock of the Corporation; and, when such appointments shall have been made, no stock certificate shall be valid until countersigned by one of such Transfer Agents and registered by one of such Registrars.

6.3 *Transfers of Stock.* Transfers of shares of stock of the Corporation shall be made on the stock ledger of the Corporation only upon authorization by the record holder thereof or by such holder's attorney, successor or assignee thereunto authorized by power of attorney (or other proper evidence of succession, assignment or authority to transfer) duly executed and filed with the Corporation's Transfer Agent or Registrar. Except as otherwise provided in the Restated Certificate, and subject to any other transfer restriction applicable thereto, shares of certificated stock may be transferred by delivery of the certificates therefor, accompanied either by an assignment in writing on the back of the certificates or by written power of attorney to sell, assign and transfer the same with reasonable assurances given that such endorsement is genuine and that all applicable taxes thereon have been paid, signed by the record holder thereof; but no transfer shall affect the right of the Corporation to pay any dividend upon the stock to the holder of record thereof, or to treat the holder of record as the holder in fact thereof for all purposes, and no transfer shall be valid, except between the parties thereto, until such transfer shall have been made upon the books of the Corporation. No transfer of stock in violation of the provisions of Article Fourth, Part III, Section 1 or Article Fourth, Part IV, Section 1 of the Restated Certificate shall be valid as against the Corporation for any purpose.

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